7/14


03024489

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Western Areas Limited

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 268 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/14/03

WESTERN AREAS LIMITED



Annual Report 2002

CONTENTS



WESTERN AREAS LIMITED

Incorporated in the Republic of South Africa
Registration number 1959/003209/06
Annual Report 31 December 2002
("Western Areas" or "the Company")

COMPANY PROFILE

Western Areas is focused on investment in the South African gold mining industry

The Company's principal asset is its 50% interest in the South Deep Joint Venture ("South Deep")

- South Deep is a joint venture between Western Areas and Placer Dome SA (Pty) Ltd ("Placer Dome")
- South Deep encompasses one of the world's largest gold mineral reserves, with an estimated 57.3 million ounces of gold in the Proved and Probable Mineral Reserve categories
- Annual production rate is expected to average some 750 000 ounces of gold over an expected Life of Mine of approximately 70 years
- The South Deep project is in the final development stages, with full commissioning of the South Deep Shaft system scheduled for the last quarter of 2003

FORWARD LOOKING STATEMENTS

Certain statements included in this report constitute "forward looking statements" which are not profit forecasts or estimates in any way as defined by the JSE Securities Exchange South Africa Listings Requirements. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Western Areas, or of the gold mining industry, to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. Western Areas is subject to the effect of changes in gold price, currency and the risks involved in mining operations.

STRUCTURE

Western Areas Ltd
31 December 2002
Shares in issue: 105 376 337
Market capitalisation: R4.64 billion

Placer Dome Inc.

100% ↓

Placer Dome SA (Pty) Ltd — 50% → **South Deep** ← 50% (Western Areas Ltd)

Management
of operations

Note: *Although Western Areas and Placer Dome share the expenditure of South Deep Venture in equal proportions, Western Areas receives 50.875% of the gold revenue. Where South Deep's annual production exceeds one million ounces, Western Areas receives a further 1.75% of Placer Dome's attributable gold production.*

KEY FEATURES

- Full commissioning of the new South Deep Shaft scheduled for the last quarter of 2003
- Hedge positions closed-out, to leave 2.6 million ounces committed at an average gold price of US$317/oz over eleven years
- JCI Gold Limited loan settled by distribution of Western Areas shares to Western Areas shareholders
- Disposal of Barnato Exploration Limited proceeding
- Discussions regarding the development of, and compliance with, a broad-based Socio-Economic Empowerment Charter for the South African Mining Industry are progressing

SUMMARY OF RESULTS

DEVELOPMENT (SOUTH DEEP)

		2002	2001	2000
Reef metres	m	82	231	520
Waste metres	m	3 610	4 485	3 951
Capital expenditure	Rm	873	756	526

PRODUCTION (WESTERN AREAS)

		2002	2001	2000
Tonnes milled	000t	903	689	619
Yield	g/t	6.79	7.85	8.31
Gold produced	kg	6 141	5 411	5 142
	oz	197 419	173 983	165 273
Gold sold	kg	6 075	5 395	5 146
	oz	195 297	173 452	165 402
Cash costs	R/kg	66 070	53 996	41 621
	US$/oz	196	194	187
Average gold price achieved	R/kg	98 189	79 335	63 958
	US$/oz	291	286	287
Average rate for period	R/US$	10.4808	8.6425	6.9362

FINANCIAL (WESTERN AREAS)

		2002	2001	2000
Revenue from gold	Rm	596.5	428.0	329.1
(Loss)/profit after taxation	Rm	(310.8)	15.3	90.6
Cash (utilised in)/from operating activities	Rm	(425.9)	88.2	34.3
Cash and cash equivalents	Rm	75.6	1 089.2	243.5
Total assets	Rm	4 420.5	5 955.6	3 146.9
Shareholders' equity	Rm	1 703.7	2 538.2	2 522.9
Headline (loss)/earnings per share	cents	(294.9)	13.1	86.0

SHARE STATISTICS (WESTERN AREAS)

		2002	2001	2000
Average shares in issue	000s	105 376	105 376	105 376
Price high	cents	4 780	2 600	1 900
Price low	cents	2 360	1 625	1 425
Closing year end price	cents	4 400	2 385	1 750
Market capitalisation	Rbn	4.64	2.51	4.6
Volume traded	000's	132 769	28 777	33 725

Note: Production and Financial information relates to Western Areas' proportional share of South Deep. Production information (gold produced, gold sold and cash costs) reflects Western Areas' current 50.875% entitlement of gold revenue in terms of the Joint Venture Agreement with Placer Dome.

CHAIRMAN'S REVIEW

The past year has been extremely turbulent for the South African gold mining industry. The value of the Rand weakened dramatically towards the end of 2001, with the currency having lost some 50% of its value by the commencement of 2002. However, the majority of these losses were recouped by the year-end.

The period under review served to consolidate Western Areas' strategic imperatives over three challenging transitional years.

During the period under review the gold price has continued to strengthen, albeit that the effect of the stronger Rand has reversed some of these gains.

The release of the proposed Mining Charter shook both local and international investor confidence, although the market has now accepted the majority of the associated proposals.

After three transitional years, Western Areas is now focused on the retention of its principal asset, South Deep. Associated with this development has been the rationalisation of Western Areas' corporate structure, with the settlement of the JCI Gold Limited ("JCI Gold") loan and the offer by JCI Limited ("JCI") to acquire Barnato Exploration Limited ("Barnex") in terms of a Scheme of Arrangement, the latter of which is still proceeding.

In settlement of the JCI Gold loan, JCI gave the Company 7.5 million Western Areas shares, which were then distributed by Western Areas to non-JCI shareholders in November 2002. As a consequence of the loan settlement distribution, Western Areas shareholders received a total distribution valued in excess of R5/share.



Western Areas is now poised to benefit from its investment in South Deep, an asset with exceptional long-term prospects. With the full commissioning of the South Deep Shaft scheduled for the last quarter of this year, we are confident that it will be recognised as one of the world's great gold producers, with consistent grade, low working costs, a long life and a safe working environment.

REVIEW OF RESULTS

Total attributable gold produced increased from 5 411kg in 2001 to 6 141kg, mainly due to an increase in tonnage milled resulting from improved logistics and additional contributions from the trackless sections. The decrease in recovered grade from 7.85g/t to 6.79g/t was attributable to the milling of greater volumes of surface accumulations to fill the new plant, and an increase in tonnage from lower grade trackless sections.

The gold price received per kilogram sold increased from R79 335 in 2001 to R98 189, resulting in gold revenue of R596.5 million, after hedging losses. Cash costs for gold produced rose from R53 996/kg to R66 070/kg, while total costs increased from R63 786/kg to R76 262/kg. The increase in costs was mainly a result of unacceptably high plant costs attributable to the unavailability of a Variable Speed Drive at the mill, and the effects of inflation on consumables. A Variable Speed Drive has since been installed, and management is critically reviewing consumable supply contracts, with a view to preventing excessive price increases.

In terms of the Joint Venture agreement, Placer Dome is responsible for managing the operations at South Deep. Recent spiralling costs have been a major concern for management. These concerns are actively being addressed, and cost savings are being realised as a result. Cash costs for the final quarter of 2002 reflected a 5% reduction by comparison the previous quarter, indicative of the cost reduction initiatives implemented by mine management. The drive to reduce cash costs further will continue.

Cash costs for the final quarter reflected a 5% reduction compared with the previous quarter, endorsing cost reduction programmes implemented by mine management.

Profit from gold for the year increased from R82.8 million in 2001 to R128.1 million, after taking account of expenditure of R468.4 million and hedging losses.

The Company closed out a portion of its hedge positions at a cost of R592.5 million (US$56.5 million). This hedge closure cost was the main factor contributing to the loss after taxation for the year of R310.8 million. The resulting loss per share was 294.9 cents (2001: profit of 14.5 cents) and the headline loss per share was 294.9 cents (2001: headline profit of 13.1 cents) for the Company. A detailed account of the production performance for the year under review is given in the Operations Review, and is summarised on page 3.

GOLD OVERVIEW

A weak US Dollar was a principal driver of the gold price during the period under review.

Gold put in a strong performance during 2002, starting the year at a gold price of US$277/oz and closing at US$347/oz. During the first two months of 2003, gold reached a high of US$389/oz, its highest level in some seven years.

In reviewing gold's trading pattern during 2002, it can be seen that gold started to move above the psychological barrier of US$300/oz in March 2002, driven by:

- Concerns pertaining to global growth and negative sentiment towards equities in general
- Continuing reductions in producer hedge positions

GOLD OVERVIEW (continued)

Gold traded up to around US$330/oz, where some consolidation and range trading took place over the period March to September 2002. During this period, global growth prospects worsened and concerns arose regarding the US Dollar's value relative to other currencies. Continuing uncertainty from both a geo-political and economic perspective serves to keep gold on the 'radar screen' of investors and hedge funds.

The foreseeable future would suggest that the following factors are likely to influence the gold price:

- Continued geo-political tensions
- Weakening in the US$ exchange rate
- Underperforming equities and continued negative sentiment towards future earnings
- Producer de-hedging
- Low physical demand

In considering the above factors, it is likely that the gold price will remain well supported in the near term.



Twin Shaft Complex

SOUTH DEEP

South Deep is months away from commissioning the new South Deep Shaft (Twin Shaft Complex) designed to exploit one of the world's largest gold resources. It is anticipated that South Deep will increase annual total gold production from 400 000 ounces to 750 000 ounces by the end of 2008. For the period 2003 to 2021, gold production is expected to average some 760 000 ounces per annum. Based on independent evaluations, the mine has an estimated remaining life of some 70 years. Average cash and total costs are estimated at US$135/oz and US$175/oz respectively, in 2002 terms.

uth Deep is months away from mmissioning the new South Deep aft Twin Shaft Complex designed exploit one of the world's largest ld resources.

Attributable capital expenditure incurred during 2002 totalled R436 million, a large percentage of which related to the establishment of the new metallurgical plant.

Gearing of Western Areas' interest in South Deep was undertaken in 2001 as an alternative to selling the Company's interest in the mine.

This has resulted in Western Areas retaining participation in a high quality, long-life gold mining operation, and in securing funding for the associated capital expenditure.

BARNEX SCHEME OF ARRANGEMENT

JCI proposed a Scheme of Arrangement in terms of Section 311 of the Companies Act between Barnex and its shareholders on 19 July 2002. This scheme will realise some 93 million JCI shares and 93 million JCI debentures for Western Areas, which will be retained by the Company as a liquid investment. Securities Regulation Panel approval is required before implementation of the scheme can take place.

CORPORATE RESTRUCTURING

The South Deep cost reduction programme included the rationalisation of the corporate cost structure. Accordingly, the remuneration packages of non-executive directors have been reduced. These, and other, changes implemented will have a positive impact on cost containment.

John Brownrigg resigned as Managing Director of Western Areas in March 2003. We value the contribution John made to Western Areas, and look forward to his continued input as technical consultant.

INTO THE FUTURE

With the major restructuring of Western Areas complete, and the recognition of South Deep's vast potential, the Company's outlook is extremely favourable. Good management and intensive cost controls will further enhance the Company's prospects. The finalisation of the Mining Charter will to some extent influence the Company's activities going forward.

Western Areas' stakeholders have remained supportive throughout a testing time, for which I thank them sincerely. I also wish to express my gratitude to my fellow board members for their prudent guidance, to my colleagues at Western Areas for their support, and look forward to their continued contribution.

R A R KEBBLE

Non-Executive Chairman

Johannesburg
19 June 2003

ONE YEAR FORECAST – 2003

PRODUCTION AND EXPENDITURE (WESTERN AREAS)

IMPERIAL			METRIC	
tons	1 152 444	Ore milled	1 045 481	tonnes
oz/ton	0.21	Yield	7.07	g/tonne
oz	237 483	Gold production	7 387	kg
US$/oz	227	Cash operating costs	63 461	R/kg
US$/oz	258	Total production costs	72 291	R/kg
US$(m)	55	Capital expenditure	475	R(m)

Notes: 1. R/US$ conversion rate: 2002 year-end rate of R8.691

2. Production and expenditure forecast for 2003 relates Western Areas' attributable share of South Deep


Sinking of the South Deep
Shaft at the new Twin Shaft
Complex was completed in
April 2002
Twin Shaft Complex

OPERATIONS REVIEW


FATAL INJURY FREQUENCY RATE
1999
2000
2001
2002

Placer Dome has management of the mining operation at South Deep, with Western Areas having representation on the South Deep Joint Venture board and its various sub-committees. This review primarily addresses production performance for the year, and achievements in the context of the current capital programme.

HEALTH AND SAFETY

During the latter part of 2002, a new approach to safety was initiated. This approach is structured to include the completion of a comprehensive baseline risk assessment, implementation of a root cause analysis of accidents, incidents and 'near-hits' and safety benchmarking for the South African gold mining industry. This behavioural approach to health and safety follows an in-depth analysis of all incidents that occurred over a period of time at South Deep. Despite a 41% reduction in the lost time injury rate from 4.6 in 2001 to 2.7 in 2002 (the lowest rate since the inception of the South Deep Joint Venture) and a 38% reduction in the total injury rate, South Deep suffered six underground fatalities in 2002. We deeply regret the loss of of Messrs M Dikweni, K Khumalo, M Nkhenkhe, E Mathejwa, M Chifuco and F Sharper, our prayers and thoughts are with their families.


LOST TIME INJURY FREQUENCY RATE
6
5
4
3
2
1
0
1999
2000
2001
2002

On the health front, progress was made in the development of a comprehensive HIV/AIDS programme. This programme commences with ongoing education, and ends with eventual home-based care through TEBA Limited as the selected partner. The emotive issue of the free dispensing of antiretroviral drugs to all HIV positive people is now the subject of an industry wide collaborative effort into assessing the effectiveness of the drugs under the environmental circumstances that characterise the South African mining industry. Two voluntary test sites are in progress, the eventual results of which will be made available to the whole South African mining industry. It will then be possible to implement a well-informed antiretroviral programme. HIV/AIDS is a harsh reality and South Deep is fully committed to easing the plight of both infected and affected parties.


SHIFTS LOST FREQUENCY RATE
1999
2000
2001
2002

THE SOUTH DEEP CAPITAL PROJECT

This massive capital project, which has been under development for the past decade, is nearing final commissioning. The new South Deep Twin Shaft Complex consists of a Ventilation Shaft to a depth of 2 791 metres and a single drop Main Shaft to 2 993 metres. The sinking of the Ventilation Shaft was completed during the first quarter of 2001, while the sinking of the Main Shaft was completed on 14 April 2002. The new 7 200 tonnes per day capacity mill located at the Twin Shaft Complex was commissioned during the year, with the first gold pour having occurred on 17 June 2002.

With the completion of shaft sinking during 2002, the main focus of attention shifted to the equipping of the South Deep Main Shaft (that is, the installation of the permanent pipes and shaft steelwork). The headgear changeover required for the permanent hoisting arrangements is scheduled for completion during the last quarter of 2003, enabling rock hoisting thereafter. Equipping of the new Ventilation Shaft will be completed in the first quarter of 2004.

The shaft station development and the associated orepass, airways, travelling-ways and underground crushing and rock transfer systems are proceeding as planned.

Significant underground development and equipping continues on the various levels of the mine. On 94 Level in particular, the all-important refrigeration plant chambers, associated cooling towers and pump rooms, are being established. Concerted effort by management, staff and contractors will ensure that the work is completed on schedule.

Capital development on 100 Level is progressing satisfactorily, and access to the reef horizon on this level is expected within two years.

On surface, the many facilities required to support the mining operation, are taking shape. The bulk air cooler and the surface refrigeration plant are in place. The construction of the main store, change room and lamp/crush buildings has commenced and is on schedule. The main access road to the new shaft site has been completed and the bank layout area, which is crucial from a logistical perspective, is in the throes of completion. Although a fair amount of work is still required to complete the surface infrastructure, there are no items in particular that are expected to delay the commissioning of the shaft system, nor affect the efficient running of the mining operation.

The overall South Deep Capital Project is scheduled for completion during the last quarter of 2004, at an estimated remaining cost of R869 million. This will be in line with the original total escalated 1994 budget of R6.52 billion.

OPERATIONS REVIEW *(continued)*

DEVELOPMENTS – SOUTH DEEP TWIN SHAFT COMPLEX



Winder Drums

Equipping the Stage at – 20 Level

Manwinder Sheaves

Bulk Air Cooler Duct 1 and 2

THE SOUTH DEEP CAPITAL PROJECT (continued)

The transition programme from the old South Shaft system to the new South Deep Twin Shaft Complex has been implemented. Over the next 12 months this crucial process will be completed under the direct management of senior engineers. The programme will culminate in an efficient, low-cost new shaft system, and a 'semi-mothballed' old shaft system. The former will be used to service the current mine with a hoisting capacity of 220 000 tonnes per month, whereas the latter will facilitate the exploitation of ore from the Extended SV1 area, in addition to serving as a second outlet for the new shaft.

During the year the new metallurgical plant was commissioned and the old plant was mothballed. Commissioning of the new plant proceeded despite the unavailability of a Variable Speed Drive for the Semi-Autogenous Mill, this being attributable to non-performance by the selected supplier. As the mill could not be operated at full capacity, several downstream problems arose. The measures that were subsequently implemented to address these problems resulted in unacceptably high plant costs. The Variable Speed Drive has been installed and commissioned, and a resultant decrease in associated plant costs is anticipated, as is a consequential improvement in the operational performance.

All indications are that a final commissioning of the South Deep Shaft, and subsequent hand-over to mine management, will occur in the last quarter of 2003. The commissioning of the new shaft will resolve the present logistical problems associated with the old shaft system, and facilitate the planned tonnage increases over the next few years. Construction and completion of some of the facilities not critical to the shaft commissioning will continue into 2004. These facilities relate mainly to the support required for the tonnage build-up, and as such will only be completed as and when required.

A major effort has been made to investigate the bringing of additional mineral reserves to account in the Extended SV1 and SV2/3 sub-areas between 60 and 85 Levels, given the benefit of a higher gold price, and the available supporting infrastructure. Significant progress has been made and the preliminary results are promising. Such additional tonnage will accelerate the planned tonnage build-up, with a resultant increase in total ounces produced (in the short-to medium-term) and decreased unit operating costs.

However, the continued strength of the Rand will have a negative impact on the potential to exploit these older sections. Management will thus be required to implement effective mineral resource management and cost control measures to ensure the economic extraction of the defined mineral reserves.

OPERATIONS REVIEW *(continued)*

TOTAL GOLD PRODUCED


Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

THE SOUTH DEEP CAPITAL PROJECT (continued)

In 2002 South Deep achieved its highest gold production since the inception of the South Deep Joint Venture in 1999. In this regard total gold production for the year under review was 12 083kg (388 475 ounces), by comparison 10 645kg (342 251 ounces) for 2001, which was achieved by processing 1 777 206 tonnes of ore at an average yield of 6.79g/t. The head grade for the period averaged 7.05g/t, which was lower than expected, due to the addition of low-grade material to supplement the plant feed during the commissioning of the new gold plant.

Of significance during the year was the continued year-on-year increase in tonnes milled. Both conventional and trackless tonnages mined increased, whereas tonnages derived from destress stoping were less than anticipated, with only 83% of the planned tonnes being attained. Destressing requirements have been re-evaluated and trackless mining reserves have been created at a rate that satisfies the current planned production profile. Management will continue to monitor the situation and take corrective actions, where necessary.

A new trackless mining section was opened during 2002, and a further new section is planned for 2003. The trackless mining performance was below plan for maintenance reasons, and due to the loss of many skilled operators to new projects starting-up in the platinum industry. Although there has been a steady return of these skills to South Deep, management are implementing the necessary steps to ensure that key skills are retained.

During the year the following results were obtained from the three different mining methods.

TOTAL TONNES MILLED


Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

South Deep Mining method	Reef tonnes mined	Head grade (g/t)
Destress	204 000	4.10
Trackless	667 275	5.94
Conventional	704 748	10.72
TOTAL	1 576 023	7.84

Note: 1. The figures only include the Mineral Reserve depletions for 2002.

2. Additional low-grade material milled included 201 183 tonnes at a head grade of 0.85g/t.

DETAIL PRODUCTION RESULTS (Western Areas)

			2002	2001	2000
Tonnes milled	- Western Areas Section	000t	568	477	351
	- South Deep Section	000t	274	209	207
	- Surface material	000t	61	3	61
	TOTAL	000t	903	689	619
Yield	- Western Areas Section	g/t	6.83	7.74	10.43
	- South Deep Section	g/t	8.09	8.20	7.00
	- Surface material	g/t	0.64	2.08	0.57
	COMBINED	g/t	6.79	7.85	8.31
Gold produced (kg)	- Western Areas Section	kg	3 882	3 691	3 658
	- South Deep Section	kg	2 220	1 713	1 449
	- Surface material	kg	39	7	35
	TOTAL	kg	6 141	5 411	5 142
Gold produced (oz)	TOTAL	oz	197 419	173 983	165 273
Cash costs		R/kg	66 070	53 996	41 621
		US$/oz	196	194	187

Note: 1. The production results summarised above only relate to Western Areas attributable interest in South Deep.

2. The Western Areas Section refers to the area above 90 Level.

3. The South Deep Section refers to the area below 90 Level.

As a consequence of mine labour having participated in a two day national strike called for by Cosatu, production was adversely affected for the period. The extent to which mine labour participated in the strike, by comparison to other mining operations, was disappointing to management. The South Deep management team remain focused on improving relationships with the labour unions and has embarked on numerous interventions to improve the status of all workers.

Another major factor affecting production was the extended breaks taken over the Easter and Christmas periods. Although time was 'worked-in' to compensate for these breaks, there is little doubt that the extended breaks led to a deterioration of the working place conditions, with resultant delays in resuming full production, and more importantly, increased safety and health risks to

CASH OPERATING COSTS


1999
2000
2001
2002

THE PRODUCTION (continued)

employees. The time worked-in also contributed to a jaded workforce, and a consequential impact on safety and productivity. There are ongoing discussions over this issue between labour and management, both of whom have a desire to ensure that all aspects pertaining to such breaks are dealt with constructively.

COSTS

During the first six months of the year, costs were well controlled. However, during the third quarter, the effects of inflation were felt in the price of consumables, with a resultant increase in operating costs. In addition, trackless maintenance, employment and the high plant treatment costs (resulting from the problems associated with the commissioning of the new mill) increased the cash costs to unacceptably high levels. Western Areas communicated its concern to mine management, and provided assistance in an endeavour to address rising costs, the benefits of which were realised in the last quarter of 2002.

CAPITAL EXPENDITURE (TOTAL)


1998
1999
2000
2001
2002

Cash costs for the year averaged R66 070/kg (US$196/oz) by comparison to total costs R76 262/kg (US$226/oz). Capital expenditure for South Deep totalled R873 million (US$100 million) for the year.

PRODUCTIVITY


1998
1999
2000
2001
2002

PRODUCTIVITY

With the increase in throughput, the improvement in unit costs and labour output was evident. Efficiencies are still being affected negatively by the logistical constraints associated with the overloading of the South Shaft system. This is due to the shaft being used as both an outlet for the development of the capital works associated with the new Twin Shaft Complex, and for the production section. An improvement in efficiency will be evident once the commissioning of the new South Deep Shaft occurs towards the end of the year.

ENVIRONMENTAL

In 2002, all activities at South Deep were, and have continued to be, in compliance in all material respects with applicable corporate standards and South African environmental regulations, with the exception of the current discharge of excess mine water on surface, originating from an adjacent mine to the north (Harmony No. 4 Shaft). The South Deep Joint Venture continues to engage in dialogue with the Department of Water Affairs and Forestry and Harmony to resolve this water issue constructively. Western Areas is not aware of any proposed changes to these standards or environmental regulations that would materially affect the operations or the approved closure plan.

South Deep is contributing to an environmental rehabilitation trust fund (registered with the Government) to fund the environmental closure obligations, currently estimated to be R80 million. As of 31 December 2002, funds in the trust totalled R10 million.

DERIVATIVE STRUCTURE

As reported last year, after a thorough and lengthy review of the alternatives available to the Company, i.e. the sale of Western Areas' interest in South Deep or the gearing thereof, the board decided that gearing the asset was the better alternative. This decision was taken in light of the conditions prevailing in the gold equity market at the time, and the lack of any offer from potential purchasers meeting the price expectations of the board, given the demonstrable quality of the South Deep asset.

2.6 million committed ounces at an average gold price of US$317/oz over eleven remaining years

Gearing the asset

The Western Areas share of South Deep was geared through a long-dated derivative structure based upon the selling of options on Western Areas' share of South Deep's gold production over 12.5 years in 2001.

The gearing of the asset enabled Western Areas shareholders to retain an ongoing participation in a high-quality, long-life asset and to provide funding for the current capital expenditure programme.

The derivative structure

The derivative structure took effect in the last quarter of 2001 and expires in mid-2014. It comprises several elements, all of which combine to ensure that the funding objectives of Western Areas are achieved.

DERIVATIVE STRUCTURE (continued)

The derivative structure raised US$104 million to provide for current capital expenditure at South Deep and ensure to its profitability into the future.

Elements of the structure

- Western Areas bought put options for 56% of the gold production to protect the operation over the period ending 2014. In 2002, the puts were struck at above market prices to fund capital expenditure. This effectively results in 56% of the gold production being protected from any decrease in the gold price for the 12.5-year period

- Western Areas sold call options, effectively capping 40% of the upside gold price participation over the 12.5 years and simultaneously bought call options at the upper strike for 22% of the sold call options to regain upside participation

- This was partially funded by selling call options for 17% of the Western Areas production struck at an even higher level.

- The option premium for the sold options was received upfront and payment for the bought options was deferred until maturity of the option, effectively spreading the payment over the remaining period of the hedge

- The net volume of gold committed to the derivative structure is 30% of Western Areas' production for the period of the derivative structure, and 8.7% of attributable mineral reserves as projected by the current Life of Mine plan.

- The deal allows the ability to close-out the hedge positions if market conditions are appropriate

- There is no Rand hedging in this structure and the Company is fully exposed to currency fluctuations. The Company will review this decision routinely.

Cash management within the derivative structure

Various accounts were opened for purposes of managing the cash in terms of the derivative transaction. These include Escrow and CFC accounts. These funds are subject to the requirements set out in the transaction agreements. The release of these funds is subject to the authorisation of the parties to the derivative transaction, that is, ensuring the funding of the Company's share of the development of South Deep.

Accounting treatment of the derivative structure

The derivative structure gives rise to four items on the Balance Sheet:

- Deferred option premium expense
- Cash and cash equivalents
- Option premium payable
- Deferred option premium income

In December 2001, US$104 million was received for premiums on sold options. This gave rise to the cash balance held in Escrow at the time and the Deferred option premium income – a credit on the Balance Sheet. The Deferred option premium income is taken to account in the Income Statement over the term of the derivative structure.

Simultaneously the options bought gave rise to an obligation to pay option premiums at various pre-determined dates in the future – the Option premium payable. The option premiums payable over the duration of the derivative structure also gave rise to a debit on the Balance Sheet – the Deferred option premium expense which is amortised to the Income Statement over the term of the derivative structure. The Option premium payable liability is reflected at the current settlement value of the future payments. An adjustment is made on a periodic basis to reflect the change in the value of this liability.

The Deferred option premium income and expense have been accounted for at the rate of exchange ruling on 11 December 2001. No adjustments are made for exchange rate fluctuations in the amortisation charge. The Option premium payable liability has been accounted for at the exchange rate ruling on 11 December 2001 and is revalued at each period end as this is a US$ liability payable at future dates. This revaluation gives rise to unrealised exchange gains or losses. The payment of option premiums is accounted for at the rate prevailing on the date of payment. The first payment of option premium was made in January 2003.


Derivative Structure
Gold Price ($/oz)
500
450
400
350
300
250
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
Bought Puts
Sold Calls (Lower strike)
Bought Calls
Sold Calls (Upper strike)

The re-occurring accounting entries can be summarised as follows

- Amortisation of Deferred option premium income – income to the Income Statement
- Amortisation of Deferred option premium expense – expense to the Income Statement
- Revaluation of Option premium payable to its present value at period end exchange rates
- Actual payment of option premiums payable

A reconciliation of the Deferred option premium expense, the Deferred option premium income and the Option premium payable balances is provided for in note 30 to the Annual Financial Statements.


Forecast Achieved Prices
Gold Price ($/oz)
370
360
350
340
330
320
310
300
290
280
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
$300/oz
$350/oz
$325/oz
$375/oz

OPERATIONS REVIEW *(continued)*

THE DERIVATIVE STRUCTURE (continued)

Year	Puts bought		Sold Calls (lower strike)	
	Vol. (oz)	Strike	Vol. (oz)	Strike
2003	203,748	278.20	135,828	278.70
2004	210 396	268.20	161 844	268.70
2005	215 232	278.20	165 564	278.70
2006	204 516	288.20	157 320	288.70
2007	205 572	288.20	158 136	288.70
2008	214 224	288.20	164 784	288.70
2009	209 436	293.20	161 100	293.70
2010	213 960	303.20	164 580	303.70
2011	200 436	313.20	154 176	313.70
2012	205 920	313.20	158 400	313.70
2013	205 056	323.20	157 740	323.70
2014	98 166	333.20	75 516	333.70
	2 386 662	295.58	1 814 988	296.28

Bought Calls		Sold Calls (upper strike)		Deferred premiums payable	
Vol. (oz)	Strike	Vol. (oz)	Strike	Annual	Cumul.
73,344	278.70	54,336	288.70	5,000,000	5,000,000
87 396	288.70	64 740	303.70	15 000 000	20 000 000
89 400	298.70	66 228	318.70	20 000 000	40 000 000
84 948	308.70	62 928	333.70	22 500 000	62 500 000
85 392	323.70	63 252	348.70	25 000 000	87 500 000
88 980	333.70	65 916	363.70	25 000 000	112 500 000
87 000	348.70	64 440	378.70	25 000 000	137 500 000
88 872	358.70	65 832	393.70	25 000 000	162 500 000
83 256	373.70	61 668	408.70	25 000 000	187 500 000
85 536	398.70	63 360	423.70	25 000 000	212 500 000
85 188	413.70	63 096	438.70	25 000 000	237 500 000
40 776	428.70	30 204	453.70	12 500 000	250 000 000
980 088	342.92	726 000	368.10	250 000 000	250 000 000

2003 OUTLOOK

South Deep's gold production for 2003 is planned at 466 000 ounces (Western Areas' attributable share being 237 483 ounces), which is approximately 20% higher than the actual production for 2002. This gold will be recovered from 2.1 million tonnes of ore assuming a recovered grade of 7.07g/t. Cash operating and total production costs are anticipated to be R63 461 per kilogram (US$227 per ounce) and R72 291 per kilogram (US$258 per ounce) respectively, which are favourable compared to 2002 due to increased manpower efficiencies.

Capital expenditure for 2003 is budgeted at R950 million (Western Areas' share being R475 million), with R721 million for the Twin Shaft Complex and R229 million for underground infrastructure and development.

This year represents a significant transition for South Deep, as operations will move from the existing South Shaft Complex to the new South Deep Twin Shaft Complex in the fourth quarter of 2003. Some of the most significant areas of focus for 2003 will include increased backfill requirements for trackless mechanised mining, mine-mill metal reconciliations, tramming logistics upgrades, trackless mining expansion with a fifth fleet, continuous operation studies (for the year 2004), water balance and pumping, Extended SV1 (old mining area) engineering study, and the transition to the newly completed facilities.

R B KEBBLE
Chief Executive Officer
Johannesburg
19 June 2003


Full commissioning of the new
South Deep Shaft scheduled
for the last quarter of 2003

Winder Drums

DESCRIPTION OF ASSET


Panoramic view of the old South Shaft Complex (foreground) and the new Twin Shaft Complex (background)

South Deep is 50% owned by Western Areas, in Joint Venture with Placer Dome. The South Deep Joint Venture was established on 1 April 1999, with Placer Dome having management control. Western Areas and Placer Dome share the gold production in equal proportions during the year, but at the end of the year Western Areas receives an additional 1.75% of Placer Dome's attributable gold production. Where the annual production exceeds one million ounces, Western Areas receives a further 1.75% of Placer Dome's attributable gold production.

South Deep, which is situated in the Magisterial Districts of Westonaria and Vanderbijlpark (Gauteng Province) some 45 km southwest of Johannesburg, is exploiting auriferous palaeoplacers ("reefs") of the Witwatersrand Supergroup. The areal extent of the South Deep Mining Authorisation (ML 8/99), granted by the Department of Mineral and Energy Affairs to the Joint Venture on 26 March 1999, is 3 563 hectares. Some 2 469 hectares of surface (freehold) rights are also held jointly by Western Areas and Placer Dome. All required operating permits have been obtained, and are in good standing. Supporting Verification Forms for the mineral rights that comprise the Mining Authorisation were lodged with the Department of Mineral and Energy Affairs early in 2003.

LOCALITY PLAN


AFRICA
N
Jo-burg
South Deep
SOUTH AFRICA
Cape Town
HARMONY
KLOOF
SV1 Shaft
Main/SV2/3 Shaft
South Deep Shaft
Subcrop (Upper Elsburgs)
Lease Area
Mining Authorisation

NORTH-SOUTH SECTION (looking east) OF SOUTH DEEP


Schematic
0 1000 2000
SECTION LOOKING EAST
South Shaft
South Deep Shafts
REL Boundary
PDWAJV Boundary
Vent Shaft
Pretoria Group
Boundary pillar
+1000m ASL
Main Shaft
+1000m ASL
Transvaal Supergroup "Dolomite"
No.1 Sub.vert shaft
Pump Station
Mean Sea level
No.2 Sub.vert shaft
No.3 Sub.vert shaft
Ventersdorp Supergroup "lava"
VCR
Pump Station
-1000m BSL
-1000m BSL
Middle Elsburg Reef
VCR
Central Rand Group

The reef horizons currently being exploited on the mine include the Ventersdorp Contact Reef ("VCR") and the component reef horizons of the Upper Elsburgs (Massives and the Individuals). The VCR occurs in the western extremity of the Mining Authorisation and comprises a single reef horizon. By contrast the Upper Elsburgs, which occur to the east of a north-northeast striking subcrop with the overlying VCR, comprise multiple reef horizons that form part of an easterly divergent clastic wedge. This 'wedge' attains a thickness of approximately 100 metres in the vicinity of the eastern boundary of the Mining Authorisation.

The defined Mineral Resource has been the subject of extensive geological modelling in both two-dimensional and three-dimensional environments, culminating in acceptable levels of confidence in the associated grade and tonnage estimates. Both internal and external experts conduct regular audits on the Mineral Resource, where modelling techniques and sampling/analytical protocols are assessed in compliance with international norms. Although the current mineral resource estimate is based on the annual depletion of the 2001 estimate, the mine is continually upgrading the geological model to the extent that mini-models are being planned to enhance local grade estimates. The Mineral Reserves attributable to Western Areas as at 31 December 2002 totalled 108.2 million tonnes

DESCRIPTION OF ASSET *(continued)*

NORTH-SOUTH SECTION OF SOUTH DEEP (continued)

at a head grade of 8.38g/t (containing 29.2 million ounces of gold), with a projected life of mine of some 70 years. Mineral Resources and Reserves are declared by Competent Persons in compliance with the SAMREC Code and Ontario Security Commission National Instrument 43-101.

The VCR is mined by conventional longwall mining methods, whereas the Upper Elsburgs are mined by a variety of methods ranging from conventional mining to trackless mining (drift and fill, benching and long-hole stoping). The conventional stope ore is drilled, blasted and scraped into a series of gullies that feed an ore pass system. Trackless ore is drilled, blasted and loaded with scoop trams to internal ore passes. Four trackless fleets are currently operational, with a fifth fleet planned for 2003. The ore is then transported by road to a shaft loading system and hoisted to surface.

SOUTH DEEP MINING AUTHORISATION AND INFRASTRUCTURE



REL
Water pillar
SV1 Shaft
(and pillar)
KLOOF
South Main Shaft
and SV2/3 Shaft
South Deep Main
Shaft and Vent Shaft
85 level
90 level
24 400N
Extended SV1 Area
Phase 1 Area
Phase 2 Area
N
Existing Infrastructure
Mining Authorisation
Current Mining Area
Upper Elsburg Subcrop

The mine comprises the South Shaft Complex and the new South Deep Twin Shaft Complex. The South Shaft Complex comprises the Main Shaft and Sub-Vertical Shafts ("SV") 1, 2 and 3, which service mining down to 95 Level (2 693 metres below surface). The South Deep Twin Shaft Complex will service levels 90 (2 590 metres below surface) to 110 (2 890 metres below surface).

On the basis of depth and access, the mine has been divided into three areas, designated the Extended SV1, Phase 1 and Phase 2 areas, for which mineral resources and reserves have been estimated. The Extended SV1 area extends from 60 level (1 630 metres below surface) in the north, to 85 Level (2 393 metres below surface) in the south. Phase 1 extends from 85 Level to 110 Level, whereas Phase 2 extends from 110 Level to 140 level (3 360 metres below surface). The Phase 2 area is to be accessed utilising a split shaft system (Main and Sub-Vertical Shafts).

Current mining operations incorporate a single six-compartment shaft ("Main South Shaft") from surface to 50 Level (1 303 metres below surface). There are two Sub-Vertical Shafts adjacent to the Main South Shaft on 50 Level that service 70 to 95 Levels (1 938 and 2 692 metres below surface, respectively). One of these Sub-Vertical Shafts (SV2) is dedicated to hoisting rock, whereas the other (SV3) is for persons and material conveyance. The main operating levels of the mine are 85 Level, 90 Level and 95 Level, with an 87 Inter-level. All broken rock reports to 90 Level or 95 Level for horizontal tramming, and to 95A Level for skip loading and vertical conveyance. Tramming on the main levels is by means of electric rail locomotives and 14 tonne hoppers.

South Deep's deepest workings are currently at a depth of 2 692 metres below surface, with a virgin rock temperature of 49.5°C. Cooling is by means of site specific refrigeration, using both closed loop coil cars and open spray bulk air coolers. At present 35MW of cooling on surface, and 10MW of cooling underground on 80 Level, refrigerate the mine. An additional 11MW of cooling on surface will be commissioned during 2003, and an additional 17MW of cooling on 94 Level will be commissioned in the third quarter of 2004, to coincide with the commissioning of the new South Deep Ventilation Shaft. The average stope wet bulb temperature is currently 29.5°C and the stope face air speed is 0.7m/s.

DESCRIPTION OF ASSET *(continued)*

During June 2002 the new gold extraction plant was commissioned with a planned capacity of 7 200 tonnes per day. It includes a two stage milling circuit (SAG Mill and Ball Mill), a gravity gold recovery circuit inclusive of leach reactors and a pump cell carbon-in-pulp plant. It will be capable of producing gold at low cost with high extraction efficiencies once a steady state mill feed is achieved.

During 2003 a significant transition will occur at South Deep, as operations move from the existing South Shaft Complex to the new South Deep Twin Shaft Complex in the fourth quarter. This will assist in achieving the targeted steady state, with resultant economies of scale and operational cost benefits, overcoming, to a large extent, the paradigm of accommodating 'new mine' efficiencies with 'old mine' infrastructural constraints.

First Rockwinder Sheave

Total Mineral Reserves of
57.3 million ounces of gold

MINERAL RESOURCES AND MINERAL RESERVES

Western Areas' attributable share in the defined Mineral Resources and Reserves of South Deep as at 31 December 2002 are summarised below. Please note that the rounding-off of figures quoted in this section of the report may result in minor computational discrepancies.

Definitions of technical terms can be found in the Glossary of Terms on page 101.

MINERAL RESOURCES (Western Areas)
Measured and Indicated

Category	Tonnes (000s)		Grade (g/t)		Contained oz (000s)	
	2002	2001	2002	2001	2002	2001
Measured	9 509	10 310	11.16	10.91	3 412	3 618
Indicated	139 550	139 550	10.09	10.09	45 274	45 281
Total	149 059	149 860	10.16	10.15	48 686	48 899

The Mineral Resource has been declared at a cut-off grade of 5g/t, and is reported inclusive of those Mineral Resources that have been upgraded to, and reported as, Mineral Reserves.


COMBINED REEFS


Tonnes (millions)
Grade (g/t)
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)

MINERAL RESOURCES AND MINERAL RESERVES *(continued)*

MINERAL RESOURCE BY REEF AND AREA (Western Areas)

Category	Measured			Indicated			Total		
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Ventersdorp Contact Reef									
Phase 1	1 125	14.53	526	3 964	11.48	1 463	5 089	12.16	1 989
Phase 2	0	0	0	6 165	10.69	2 119	6 165	10.69	2 119
Total	1 125	14.53	526	10 129	11.00	3 582	11 254	11.35	4 108



VCR
Tonnes (millions)
Grade (g/t)
13
12
11
10
9
8
7
6
5
14
13
12
11
10
9
8
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)
UPPER ELSBURGS
Tonnes (millions)
Grade (g/t)
600
500
400
300
200
100
0
18
16
14
12
10
8
6
4
2
0
0 1 2 3 4 5 6 7 8 9 10
Cut-off (g/t)

Category	Measured			Indicated			Total		
	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Upper Elsburgs									
Phase 1	8 384	10.71	2 886	56 930	9.37	17 151	65 314	9.54	20 037
Phase 2	0	0	0	72 491	10.53	24 541	72 491	10.53	24 541
Total	8 384	10.71	2 886	129 421	10.02	41 692	137 805	10.06	44 578

Note: Phase 1 includes the Extended SV1 Area.

MINERAL RESOURCES AND MINERAL RESERVES *(continued)*

MINERAL RESOURCES AND RESERVES (Western Areas)

Mineral Resource				Mineral Reserves			
Category	Tonnes (000s)	Grade (g/t)	Contained oz (000s)	Category	Tonnes (000s)	Grade (g/t)	Contained oz (000s)
Extended SV1 Area							
Measured	2 070	12.15	808	Proved	0	0	0
Indicated	30 146	8.23	7 977	Probable	5 980	10.68	2 053
Sub-total	32 216	8.48	8 785	Sub-Total	5 980	10.68	2 053
Phase 1 Area							
Measured	7 439	10.89	2 605	Proved	6 288	8.25	1 668
Indicated	30 748	10.76	10 637	Probable	33 943	7.44	8 119
Sub-total	38 187	10.79	13 242	Sub-Total	40 231	7.57	9 787
Phase 2 Area							
Measured	0	0	0	Proved	0	0	0
Indicated	78 656	10.54	26 659	Probable	61 995	8.69	17 321
Sub-total	78 656	10.54	26 659	Sub-Total	61 995	8.69	17 321
Total	149 059	10.16	48 686	Total	108 206	8.38	29 161

Note: 1. The Mineral Reserves are quoted at a head grade; A plant recovery of 97.5% is to be applied to determine recoverable ounces.

2. Mineral Resources are differentiated for the Phase 1 and 2 Areas using the -24 400N grid line, whereas Mineral Reserves are differentiated on the basis of the 110 Level, which occurs to the south of the abovementioned grid line .

RESERVE OUNCES BY MINING METHOD



9%
15%
22%
9%
45%
Long-Hole Stoping
Benching
Drift and Fill
Bulk stoping
Conventional Stoping
Destress Stoping

MINERAL RESOURCES AND MINERAL RESERVES *(continued)*

NOTES TO THE MINERAL RESOURCES AND MINERAL RESERVES TABLES

1. Western Areas' Mineral Resources and Mineral Reserves are stated as at 31 December 2002, and are calculated on the basis of the depletions incurred for the year, using the 2001 Mineral Resource estimate as a reference base.

2. Economic assumptions and modifying factors to estimate Mineral Reserves (Year 2000 ORU Model):

   - The cut-off grade applied varies from 4.61 to 9.33g/t depending on the mining method
   - Gold price: US$275 per ounce
   - Exchange rate (R:US$): 7.0
   - Paylimit: varies from 3.82 to 8.02g/t
   - Average unpay applied: 20%
   - Average grade of unpay: 2.0g/t
   - Mine call factor: 100%

3. The Competent Persons who have prepared, and are responsible for the Mineral Resource and Mineral Reserve estimates, are Mr Deon van der Heever in the case of the former, and Mr Pierre Fourie in the case of the latter. They are both independent consultants and have the relevant geological and mining engineering backgrounds. They are furthermore registered members of recognised statutory organisations.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS

On 10 October 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the "Act") was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date yet to be proclaimed in the Government Gazette by the State President. It is expected that commencement of the Act will not be proclaimed until the related instruments have been introduced, finalised and brought into operation.

The Act provides for State custodianship of mineral resources and the government becomes the grantor of prospecting, exploration, mining and production rights.

The implications for companies holding mineral rights or interests therein, are set out in the transitional arrangements that are recorded in Schedule 2 to the Act.

There are three categories of rights given recognition in terms of the transitional provisions, namely:

- Old order mining rights
- Old order prospecting rights
- Unused old order rights

An **old order mining right** includes that situation where the underlying right is held in conjunction with a mining authorisation issued in terms of Section 9 of the Minerals Act, and where mining operations are actively being conducted at the commencement of the Act. The holder of such an old order mining right will have a period of five years from the commencement of the Act to convert the old order mining right into a new form mining right in terms of the Act. There is no guarantee that such conversion will take place, because an application has to be made therefor, and the criteria for conversion as set out in Section 7 of Schedule 2 need to be satisfied. There is no guarantee that the converted mining right will apply to the same area held under the old order mining right and be granted for the same period. In order to convert, one has to lodge, inter alia, a prescribed social plan and demonstrate that the holder will give effect to the object of the Act of expanding opportunities for Historically Disadvantaged South Africans ("HDSA's") to enter the mineral industry and to benefit from the exploitation of the nation's mineral resources, in accordance with the Charter on Socio-Economic Empowerment which contains a scorecard approach to such empowerment on the grant of conversion. It should further be noted that upon such conversion being granted, the holder of the new form mining right will have to pay a royalty to the State in terms of the Mineral and Petroleum Royalty Bill.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS *(continued)*

The recently published, but not yet legislated Mineral and Petroleum Royalty Bill, makes provision for a mineral resource extractor to pay royalties annually, on a quarterly basis, to the State for every mineral resource extracted and transferred by that extractor. The proposed royalty to be imposed on gold extraction is 3% multiplied by the published tradeable value and by its unit quantity in terms of weight, size, volume or other similar criteria normally used for that mineral resource. The gross sale value should be used if the tradeable value is not available. A mineral extractor will not be subject to a royalty on any mineral resource transferred, if it proves that the same mineral resource was previously subject to a royalty.

An **old order prospecting right** is defined to include a situation where a mineral right holder, or somebody who has the consent of the mineral right holder, has a prospecting permit issued in its name in terms of Section 6 of the Minerals Act and is actively prospecting at the time the Act is enacted. In this instance, the holder of the old order prospecting right has a period of two years from commencement of the Act to convert the old order prospecting right into a new form prospecting right in terms of the Act. Once again, the terms and conditions applicable to the new form right may be different to those that applied in relation to the old order prospecting right, and there is no guarantee that conversion will be granted. The applicant will still have to apply, and satisfy, the criteria for conversion as set out in Section 6 of Schedule 2.

Where one holds mineral rights, mining title, or rights to prospect, whether coupled with a mining authorisation or prospecting permit or not, and the holder of the relevant right is not actively prospecting or mining at the commencement of the Act, then one will be the holder of an **unused old order right** giving the holder one year from the commencement of the Act to apply either for a new form prospecting right or mining right in terms of the new Act, satisfying all the criteria for the granting thereof set out in Sections 16 and 22 of the Act respectively. If the holder does not apply during the one-year period, or the application is turned down, then the underlying rights will lapse and the right to prospect or mine over the relevant area can be granted by the State to any third party. In order to obtain a new form prospecting right the applicant would have to lodge and comply with a prospecting programme and a commitment, to annual expenditure. On failure to comply with such programme or expenditure commitments, the Minister may revoke the new right.

It should further be noted that upon the conversion of the old order mining rights and old order prospecting rights into new form mining rights and prospecting rights, all of the underlying old order rights will lapse.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS *(continued)*

It should further be noted that current rights to receive royalties or other ongoing consideration flowing from old order rights are not given recognition in the transitional provisions whatsoever. Hence, when the mineral rights lapse in accordance with the transitional provisions, whether after the one, two or five year periods mentioned above, the royalty or ongoing consideration will have no force or effect.

In the context of Western Areas' rights in the South Deep Joint Venture under Mining Licence 8/99, such rights would be classified as old order mining rights. As such the Joint Venture will have a period of five years from the date that the Act commences to convert the existing mining authorisation into a new form mining right for which purpose, in order to satisfy the Charter, South Deep must have disposed of a 15% participation interest to a HDSA entity. The South Deep Joint Venture will have to commence payment of a royalty to the State on conversion in terms of the Act. The maximum period for which the new form mining right will be granted is 30 years, and there is no guarantee that it will cover the full extent of the existing mining authorisation.

The Act calls for the development of a broad-based socio-economic empowerment Charter that will set out the framework, targets and time-table for increasing the participation of HDSA's in the mining industry, and enhancing the benefits to HDSA's from the exploitation of mineral resources. On 11 October 2002 the South African government released a draft of the Charter, and on 18 February 2003 an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, five of which are operationally orientated and cover areas focused on improving conditions for HDSA's, whereas the remaining two are focused on HDSA ownership targets and beneficiation.

The five areas of operational focus in the Charter include human resource development, employment equity including HDSA participation in management and participation by women, HDSA participation in procurement, improved housing and living conditions for mine employees and community and rural development.

IMPLICATIONS OF THE NEW MINERAL AND PETROLEUM RESOURCES DEVELOPMENT ACT 28 OF 2002 – SOUTH AFRICAN MINERAL RIGHTS INTERESTS *(continued)*

South Deep is relatively advanced in meeting the operational Charter targets and has achieved the following:

- Human resources development: Approximately 60% of the workforce have successfully completed basic educational training that focuses on numeracy and literacy
- Employment equity targets are reflected under the Employment Equity section which appears under cover of Corporate Social Responsibility on page 42.
- Mine community and rural development: the CARE project, a programme that has won international recognition in its training and developing of the South Deep retrenchees of 1999, has met with considerable success in that 50% of the incumbents are now economically active
- Housing and living conditions: significant improvements in on-site living conditions/-accommodation, and an increase in living-out allowances

The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over five years, as discussed previously. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing finance to fund participation, in the amount of R100 billion within the first five years. The Charter does not specify the nature of the assistance to be provided.

At present, the financial implications of various pieces of the new legislation cannot be assessed. As such it is difficult to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. The South Deep Joint Venture will continue to monitor the progress of the Act and related instruments, and assess their impact on current operations and future planned development.

CORPORATE SOCIAL RESPONSIBILITY AT WESTERN AREAS AND SOUTH DEEP

INTRODUCTION

At Western Areas, we nurture leadership in developing sustainable mining practices. We recognise society's need for the gold we produce, but also the earth's limited capacity to assimilate our activities. We also recognise our responsibility to add sustainable economic, social and environmental value to the communities within in which we operate, in addition to generating wealth for our employees and shareholders.

It is on this basis that we operate in a way that respects and responds to the needs of present generations, and anticipates those of future generations. Our goal is to integrate sustainability into every facet of our business.

Our policy is to:

- Provide for the effective involvement of communities in decisions which affect them, treat them as equals, and to take into account their needs, concerns and aspirations in making our decisions
- Establish credible monitoring and verification programmes to measure impacts and ensure compliance with legal requirements and with our sustainability policy, and to communicate the results in an effective manner
- Provide training and resources to develop employees and build competencies related to environmental and social responsibilities
- Conduct or support research programmes to expand knowledge of the impact of mining activities on the environment and the community
- Work actively with government, industry and stakeholders to improve public policy, laws and regulations in support of sustainability

CORPORATE SOCIAL RESPONSIBILITY AT WESTERN AREAS AND SOUTH DEEP *(continued)*



From left back: Annabella Ontong and Vaughan Bray (Non-Executive Director)
From left front: John Brownrigg, Steve Tainton and Magda Stolz

SAFETY – OUR NUMBER ONE PRIORITY

Where our employees are concerned, taking care of the people who work at South Deep is our number one priority. Our goal is to eliminate workplace injuries, inclusive of medical aid injuries, lost time injuries and most importantly, fatalities.

In 2001, we embarked on an aggressive campaign to identify, profile and target the areas that would benefit most from more disciplined safety practices.

The purpose of this campaign is to address four urgent objectives:

- Identify the root cause of critical incidents
- Benchmark the adequacy of our management systems
- Recommend necessary changes to achieve our expectations
- Allow South Deep to implement the changes as required

CORPORATE SOCIAL RESPONSIBILITY AT WESTERN AREAS AND SOUTH DEEP *(continued)*

SAFETY – OUR NUMBER ONE PRIORITY (continued)

While the Critical Incident Initiative will be an ongoing process, several recommendations have already been implemented with favourable results.

We continuously strive for safe and healthy working places. Relevant supervisory employees confirm that working areas and equipment are safe and that employees follow safe and efficient working procedures. Full commitment is required from all employees, and innovation as regards safety is encouraged. South Deep achieved a 41% reduction in the lost time injury rate and a 38% reduction in the total injury rate, whilst regrettably having suffered six fatalities underground in 2002. The table below shows the details of the number of occupational injuries that occurred during the year.

	Fatalities	*Fatal injury frequency rate	Lost time injuries	Lost time injury frequency rate
2002	6	0.07	234	2.7
2001	4	0.05	366	4.6

*Frequency rates stated per 200 000 man hours

HEALTH

HIV/AIDS

South Deep is fully committed to address the threat of HIV/AIDS to its employees, their families and the broader community.

Through recognising the impact that HIV/AIDS has, and will have, on operations at South Deep, a comprehensive HIV/AIDS programme is being developed to control the impact of the disease on its operations. We are acutely aware of the psychosocial needs of our employees and the humanitarian aspects of providing help and support to those employees and their families stricken with HIV/AIDS. Research findings, internally and externally, indicate that early treatment improves the quality and length of life of persons inflicted with HIV/AIDS.

In conjunction with Placer Dome, AIDS Campaign Team Mining Project ("ACT") was conceived in 1999 as a result of the ongoing success of the South Deep Care Project, which assists retrenched mine workers to become economically active again. ACT is a social development project aimed at helping South African mine workers and their families cope with the HIV/AIDS crisis through home-based care and counselling.

In August 2002 South Deep signed a workplace agreement with the unions to address such issues as voluntary counselling and testing, wellness and home based care programmes.

Specific pre-employment screening for HIV is not conducted. Employees who become HIV positive will continue to be employed until such time as it becomes advisable for medical reasons that they

stop working. Discrimination, victimisation or harassment of infected employees is not tolerated. The confidentiality of the HIV status of employees is maintained. South Deep firmly believes that AIDS education is the most effective way of preventing the spread of the disease. Accordingly, employees are exposed to AIDS education through videos, brochures, pamphlets, posters and lectures. Concerned employees are furthermore encouraged to seek confidential assistance.
The Western Areas' board of directors stands fully behind the South Deep HIV/AIDS strategy, and is committed to introducing measures that promote both business sustainability and humane working conditions in the face of the HIV/AIDS pandemic. The primary aim of the strategy is to prevent new infections and ease the plight of those infected and those around them.

MEDICAL FACILITIES

Medical facilities are available for all employees. Health care personnel attend general health matters and minor injuries. More serious cases are referred to appropriate hospitals.

NOISE

All South Deep employees are provided with hearing protection devices (earplugs and earmuffs) that are compliant with the South African Bureau of Standards. Audiometric tests are carried out on every employee annually, and when necessary, they are referred to an ear specialist for further screening.

In addition to the above procedures, South Deep has a comprehensive programme of reducing noise levels through the implementation of improved technology.

DUST

Dust sampling assists the mining industry in controlling dust levels underground by identifying working places where dust levels are relatively high and where remedial action is required. Management follows a dust control programme which entails monitoring and measuring of dust levels and the implementation of the necessary corrective action.

The effect of dust on employees is assessed through periodic medical examinations of underground workers, to determine the extent of the damage to lung function, if any. The relevant medical attention is provided where necessary.

HEAT

Heat stress management involves a comprehensive programme for the control of the exposure of underground employees to heat. It incorporates a screening procedure and various other precautions, which allow natural acclimatisation underground. Employees who are required to work underground are subjected to a Heat Tolerance Screening test. No heat related cases have been reported at South Deep during 2002.

South Deep heat levels are at acceptable levels, despite the depth of the mine, mainly as a result of the state-of-the-art refrigeration systems at the mine.

CORPORATE SOCIAL RESPONSIBILITY AT WESTERN AREAS AND SOUTH DEEP *(continued)*

ENVIRONMENT

The right to a clean environment is entrenched in South Africa's constitution. It is South Deep's policy to regularly assess environmental conditions through all stages from exploration through to mine closure, identifying all issues of environmental concern and establishing objectives and strategies for their management.

The Placer Dome Western Areas Environmental Trust Fund (table below) serves to ensure that funds are available to rehabilitate the environment when mining operations cease.

	Amount required for closure	Amount in Trust Fund	Shortfall covered by business plan*
South Deep	R80 million	R10 million	R70 million

*The business plan provides for sufficient funds to cover these shortfalls.

EMPLOYMENT EQUITY

Western Areas' goals for the implementation of its employment equity strategy include the elimination of all discriminatory practices, direct or indirect, and all forms of unfair sexual discrimination. Western Areas is committed to removing any barriers that unfairly restrict employment and development opportunities, and to improving representation of designated groups at all levels to meet its long-term objective of reflecting the demographics of South Africa. Western Areas is committed to making clear development and advancement opportunities available to all employees. These goals are seen as business imperatives.



From left: Laura Sham, Sello Rasethaba (Non-Executive Director), George Poole (Alternate Director and Investor Relations Executive) and Leanda Visagie

CORPORATE SOCIAL RESPONSIBILITY AT WESTERN AREAS AND SOUTH DEEP *(continued)*

EMPLOYMENT EQUITY (continued)

South Deep has initiated a process for the accelerated development of employees, in compliance with the Employment Equity Act. This process is intended to address the existing employment equity imbalances as quickly as possible.

In compliance with Section 22 of the Employment Equity Act, the table below summarises the progress report as submitted to the Department of Labour, setting out the occupational categories at South Deep as at 31 December 2002, compared with the 2004 target.

Occupational categories	31 December 2002		Target 2004	
	HDSA'S		HDSA'S	
	White males	HDSA'S	White males	HDSA'S
Legislators, senior officials and managers	94%	6%	80%	20%
Professionals	92%	8%	80%	20%
Technicians and associate professionals	65%	35%	60%	40%
Clerks	10%	90%	n/a	n/a
Craft and related trade workers	24%	76%	n/a	n/a
Plant and machine operators and assemblers	1%	99%	n/a	n/a
Elementary occupations	9%	91%	n/a	n/a

VALUE ADDED STATEMENT

for the year ended 31 December 2002

VALUE ADDED	%	2002 Rm	%	2001 Rm
Turnover		**629.7**		414.2
Cost of materials and services		**(169.5)**		(134.1)
Value added by operations	**55.7**	**460.2**	72.6	280.1
Exchange profits	**38.1**	**315.0**	–	–
Hedging gains	**–**	**–**	3.6	13.8
Dividend and other income	**6.2**	**51.2**	23.8	91.9
	100.0	**826.4**	100.0	385.8
VALUE				
Employees - Salaries, wages and other benefits	**32.8**	**270.5**	62.1	239.5
Finance costs	**44.2**	**366.2**	7.3	28.0
Government - Taxation	**(23.2)**	**(192.0)**	4.6	17.8
Other				
– Hedge position closure costs	**71.7**	**592.5**	–	–
– Exchange losses	**–**	**–**	7.2	28.1
– Hedging losses	**4.0**	**33.2**	–	–
Re-investment				
Amortisation and depreciation	**8.1**	**66.8**	14.8	57.1
Retained earnings for the year	**(37.6)**	**(310.8)**	4.0	15.3
	100.0	**826.4**	100.0	385.8

DIRECTORATE



From left: Sello Rasethaba (Non-Executive Director), Mark Barnes (Non-Executive Director) and Roger Kebble (Non-Executive Chairman)



From left: Chris Lamprecht (Financial Director), Sandy McGregor (Non-Executive Director), Brett Kebble (Chief Executive Officer) and George Poole (Alternate Director and Investor Relations Executive)

DIRECTORATE *(continued)*



From left back: David Barber (Alternate Director)and John Brownrigg
From left front: Vaughan Bray (Non-Executive Director), Patricia Beale (Company Secretary), Vincent Uren (Non-Executive Director) and Jacqueline Thomas (Alternate Director)



From left: John Brownrigg and Bill Nairn (Non-Executive Director)

The following directors were in office at 19 June 2003.

EXECUTIVE DIRECTORS

ROGER BRETT KEBBLE (39)

BA (Pol Sci) (UCT), BA LLB (UCT)

Born on 19 February 1964. Education: St Andrew's School, Bloemfontein. Brett is also a director of the following listed companies:
Barnato Exploration Limited, JCI Limited, Matodzi Resources Limited, Rand Leases Properties Limited, Randgold Resources Limited and Stilfontein Gold Mining Company Limited.

JOHN CHRIS LAMPRECHT (40)

BCom (Honours) (Wits), MBA (Wits), ACMA

Born on 1 October 1962. Chris serves as a director of Barnato Exploration Limited and Free State Development and Investment Corporation Limited, and is also a director on the South Deep Placer Dome Joint Venture board. Chris has worked in the mining industry over the past 15 years for various companies in corporate and treasury positions.

NON-EXECUTIVE DIRECTORS

ROGER AINSLEY RALPH KEBBLE (63)

MDP, EDP (Unisa)

Born on 9 November 1939, with 16 years gold mining experience followed by 17 years in the allied industries in the private sector. He is Chairman of Rand Leases Properties Limited, Stilfontein Gold Mining Company Limited, Randgold & Exploration Company Limited, Randgold Resources Limited and JCI Limited.

VAUGHAN GRANTLAND BRAY (67)

BCom CA(SA), PMD (Harvard)

Born on 12 August 1935. Joined Johannesburg Consolidated Investment Company Limited in 1975; appointed Finance Director in 1984. After the unbundling of the Group, was appointed Chief Executive of Johnnic, a position he held until 1999. Has served on the boards of numerous public companies, and has been on the board of Western Areas since 1985.

NON-EXECUTIVE DIRECTORS (continued)

CHARLES HENRY DELACOUR CORNWALL (40) (British)

Born on 15 November 1962. Charles was appointed CEO of EIDOS plc in October 1995, a London and Nasdaq listed interactive software and technology company, and has since resigned. He is also on the board of JCI Limited and serves on various other local and international boards.

ALAN ALEXANDER MCGREGOR (56)

BSc, BA (Hons)

Born on 13 September 1946. Sandy joined Allan Gray in October 1991 and became a director in 1997. Previously he worked for the Gold Fields Group for 22 years.

MARK ANGUS BARNES (47)

BBusSc – Actuarial Science (UCT), PMD (Harvard)

Born on 13 April 1956. Mark has had 18 years of experience in financial services. He joined Standard Merchant Bank in 1984 and in 1991 was appointed to its board. He joined Capital Alliance Holdings in 1996 as Group Chief Executive Officer and led the merger with Capital Partners to form Brait in 1998. In March 2000 he formed his own corporate finance and investment banking business, Calajero. Mark also served on the Board of the Futures Exchange (SAFEX) for nine years, five of which he was chairman.

WILLIAM ALAN NAIRN (58)

BSc (Min Eng) (Wits.)

Born on 17 December 1944. Bill is an executive director of Anglo American plc as well as the group technical director. He commenced his career with Johannesburg Consolidated Investment Company Limited as a learner official (mining) on Randfontein Estates, Cooke Section in 1964, and retired as the chief executive and managing director in 1994. He is also a director of Anglo American Corporation of SA Limited, Anglogold Limited, Avgold Limited, Anglo Platinum Limited and Anglo Operations Limited.

SELLO MASHAO RASETHABA (45)

M Phil (Accounting), 1987 – BA (Accounting & German)

Born on 19 February 1958. Sello is currently a director of Matodzi Resources Limited. His interests include transformation of both government and business organisations resulting in transformation of relationships and partnerships. Sello has experience covering functions involved in the formulation, development and implementation of information technology strategies obtained in the Republic of South Africa, the United States of America and the United Kingdom.

VINCENT PATRICK UREN (41)

CA(SA)

Born on 18 September 1961. Vincent joined the Anglo American Corporation of South Africa Limited ("AACSA") Finance Division in 1989 and was appointed Senior Vice-President – Corporate Finance in January 2000. He holds various directorships and alternate directorships in companies in which AACSA has interests.

ALTERNATE DIRECTORS

JACQUELINE THOMAS (34)

CA(SA)

Born on 22 February 1969. Jacqueline joined the AACSA Finance Division in 1997 and was appointed Vice-President – Corporate Finance in January 2002.

DAVID DUNCAN BARBER (50)

CA, AMP (Harvard)

Born on 29 August 1952. David is currently the Finance Director of Anglo American Corporation of South Africa Limited ("AACSA"). Prior to joining AACSA he was the Finance Director for the Anglovaal Group and Chief Financial Officer of Fedsure Holdings.

GEORGE WILLIAM POOLE (39)

ACIS

Born on 28 May 1964. George has been with the larger CAM/JCI Group for nine years, and has recently been appointed Investor Relations Executive, after fulfilling the Group Company Secretarial function since joining the Group. George serves as a director of Barnato Exploration Limited, Free State Development and Investment Corporation Limited, and several other Group companies, and is also involved in the development of the Procurement and Logistics Division within the Group.

DIRECTORATE *(continued)*

APPOINTMENTS AND RESIGNATIONS

Mr A A McGregor was appointed as a non-executive director on 6 November 2002.

Subsequent to the Company's year-end the following appointments and resignations occurred:

Mr M A Barnes appointed as a non-executive director on 13 February 2003.
Mr J C Lamprecht appointed as financial director on 5 May 2003.
Mrs J Thomas withdrew as an alternate director to Mr W A Nairn on 13 February 2003, and remained as an alternate director to Mr V P Uren.
Mr D D Barber appointed as an alternate director to Mr W A Nairn on the same date.
Mr G W Poole appointed as an alternate director to Mr C H D Cornwall on 6 May 2003.

Mr J F Brownrigg resigned as Managing Director on 7 March 2003.

The directorate as at 6 May 2003 is as follows:

R A R Kebble (Non-Executive Chairman)
R B Kebble (Chief Executive Officer)
J C Lamprecht (Financial Director)
M A Barnes (Non-Executive Director)
V G Bray (Non-Executive Director)
C H D Cornwall (Non-Executive Director)
A A McGregor (Non-Executive Director)
W A Nairn (Non-Executive Director)
S M Rasethaba (Non-Executive Director)
V P Uren (Non-Executive Director)
D D Barber (Alternate Director to W A Nairn)
G W Poole (Alternate Director to C H D Cornwall)
J Thomas (Alternate Director to V P Uren)

The retiring directors are: Messrs M A Barnes, J C Lamprecht, A A McGregor and W A Nairn, who are eligible and available for re-election.

DIRECTORS' INTERESTS

The total interests of directors and alternate directors in the issued share capital or voting control of Western Areas as at 31 December 2002, were as follows:

Director	Direct Beneficial 2002	Direct Beneficial 2001	Indirect Non-beneficial 2002	Indirect Non-beneficial 2001	Indirect Beneficial 2002	Indirect Beneficial 2001	Shares acquired under the share option scheme 2002	Shares acquired under the share option scheme 2001	Total 2002	Total 2001
R A R Kebble	-	-	112 400	120 000	-	-	-	-	112 400	120 000
R B Kebble	-	-	2 140 559	1 905 100	-	-	500 640	445 568	2 641 199	2 350 668
V G Bray	-	-	-	-	-	-	-	-	-	-
J F Brownrigg	-	-	100	100	1 124	1 000	500 640	445 568	501 864	446 668
C H D Cornwall	-	-	-	-	-	-	-	-	-	-
A A McGregor	-	-	-	-	-	-	-	-	-	-
W A Nairn	912	812	-	-	-	-	-	-	912	812
S M Rasethaba	-	-	-	-	-	-	-	-	-	-
V P Uren	-	-	-	-	-	-	-	-	-	-
J Thomas (Alt)	-	-	-	-	-	-	-	-	-	-

Other than the Share Incentive Scheme, there were no other arrangements to which the Company was a party at the end of the financial year, which would enable the directors, or their families, to acquire benefits by means of the acquisition of shares in Western Areas.

There were no contracts of any significance, during or at the end of the financial year, in which any director or alternate director was materially interested.

As a consequence of the distribution to Western Areas shareholders in terms of the JCI Gold loan settlement, those directors with shares in Western Areas as at 1 November 2002, received an additional 12.36005 Western Areas shares for every 100 shares held.

DIRECTORATE *(continued)*

DIRECTORS' EMOLUMENTS

The table below provides an analysis of emoluments paid to executive and non-executive directors of Western Areas and its subsidiaries as at 31 December 2002:

	Consultancy fees R	Salary and benefits R	Bonuses and special payments R	Pension scheme benefits R	Directors' fees R	Total 2002 R	Total 2001 R
NON-EXECUTIVE DIRECTORS							
R A R Kebble	1 200 000	–	80 000	–	–	1 280 000	1 150 000
V G Bray	960 000	–	80 000	–	–	1 040 000	1 210 000
P R A Ferguson[1]	200 000	–	–	–	–	200 000	1 120 000
A A McGregor	–	–	–	–	–	–	–
W A Nairn	–	–	–	–	15 000	15 000	15 000
L G Njenje[2]	240 000	–	–	–	–	240 000	540 000
W L Nkuhlu[3]	–	–	–	–	–	–	500 000
S M Rasethaba	–	–	–	–	–	–	–
V P Uren	–	–	–	–	15 000	15 000	15 000
J Thomas (alternate)	–	–	–	–	–	–	–
J C Lamprecht[6]	272 000	–	–	–	–	272 000	266 000
EXECUTIVE DIRECTORS							
R B Kebble[6]	3 949 800	–	300 000	–	–	4 249 800	4 340 508
J F Brownrigg[4/5/6]	–	2 587 123	250 000	416 071	–	3 253 194	3 419 409
C H D Cornwall	2 909 322	–	–	–	–	2 909 322	2 901 225
	9 731 122	2 587 123	710 000	416 071	30 000	13 474 316	15 477 142

Notes:

1. Mr P R A Ferguson resigned on 28 February 2002.
2. Mr L G Njenje resigned on 30 April 2002.
3. Prof W L Nkuhlu resigned on 13 February 2001.
4. Mr J F Brownrigg received a separation benefit of R2 906 099 after 31 December 2002.
5. Mr J F Brownrigg was the only permanent employee of the Company during 2002.
6. This includes consultancy/salary fees paid to Barnato Exploration Limited directors (refer to note 9 of the annual financial statements).

CORPORATE GOVERNANCE

THE KING II REPORT ON CORPORATE GOVERNANCE ("KING II REPORT")

The board of directors are committed to the principles of openness, integrity and accountability and the provision of timeous, relevant and meaningful reporting to all stakeholders. Western Areas has taken cognisance of, and implemented, the majority of the recommendations of the King II Report and has where possible improved upon its internal structures. The directors are of the opinion that Western Areas is working towards total compliance with the Code of Corporate Practices and Conduct ("the Code"), as contained in the King II Report.

In accordance with the Code, the board actively reviews and enhances the Company's systems of control and governance on a continuous basis to ensure that its business is managed ethically and in conformity with accepted standards of best practice. These policies relate, inter-alia, to the duties of the board, delegation of powers to board committees, responsibilities and levels of authority.

GOVERNANCE AND REMUNERATION

During the year under review, the board of Western Areas refocused on the retention of South Deep, its core asset. The board decided the Company would not participate in a JCI restructuring but would concentrate on extracting as much value as possible from South Deep and passing this value on to all shareholders.

These decisions had a major impact on Western Areas because:

- It became imperative for the JCI loan to be settled, thereby resolving a major governance issue
- Company cost structures, particularly those involving remuneration, would be substantially pared down due to the much reduced scope of its business activities

It is the view of the directors, that the changed strategy for Western Areas adopted by the board will lead to maximising delivery of value to shareholders and substantially address corporate governance concerns.

ANNUAL FINANCIAL STATEMENTS

The directors are required by the Companies Act to prepare annual financial statements which fairly present the state of affairs of the Company and of the Group, and the results of their operations. The external auditors are responsible for independently examining, reviewing and reporting their findings on these financial statements.

The financial statements as set out in this report have been prepared by management in conformity with South African Statements of Generally Accepted Accounting Practice and are based on appropriate accounting policies which have been consistently applied and which are supported by reasonable and prudent judgement and estimates. The independent auditors' report is set out on page 59.

The directors are of the opinion that the annual financial statements fairly present the financial position of the Company at 31 December 2002 and the results of the operations and cash flow information for the year then ended.

CORPORATE GOVERNANCE (continued)

ACCOUNTABILITY AND CONTROL

To enable the directors to meet their responsibilities, management sets standards and implements systems of internal control aimed at reducing the risk of error, fraud or loss in a cost effective manner. These controls include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties. The controls are monitored throughout the Company, and all employees are required to maintain the highest ethical standards in ensuring that the Company's business practices are conducted in a manner which in all reasonable circumstances is beyond reproach.

The Company's internal audit function, established by the board, independently appraises the Company's internal controls and reports its findings to the audit committee. In compliance with the recommendations of the King II Report, the audit committee comprises non-executive directors. The Company's audit committee meets quarterly, and is chaired by a non-executive chairman. The audit approach entails a thorough comprehension of the Company's financial and accounting objectives, and analysis of the underlying systems and procedures. The audit plan is determined annually, based on the relative degrees of inherent risk of each function. The independence of the internal audit has been achieved by outsourcing the function to the Management Assurances Services Division of KPMG, who report directly without interference to the audit committee. Effectiveness of the function is enabled by the application of international and South African internal auditing standards.

The directors are of the opinion, based on the information and explanations given by management and the internal auditors, and on comments by the external auditors on the results of their audit, that the internal accounting controls are adequate, so that the financial records may be relied on for preparing the financial statements and maintaining accountability for assets and liabilities.

MANAGEMENT

The board of directors of the Company includes executive and non-executive directors who are chosen for their business acumen and skills.

The board meets regularly to monitor executive management and thereby retains full and effective control over its operations. It addresses a range of key issues and ensures that debate on matters of policy, strategy and performance is critical, informed and constructive.

BOARD AND COMMITTEE STRUCTURE

The board comprises majority non-executive directors, including the chairman, as recommended in the Code. The non-executive directors have a wide range of differing expertise, as well as financial and commercial experience and other skills that enable them to bring an independent judgement to board deliberation and decisions. No executive directors have service contracts. All directors retire by rotation and offer themselves for re-election every three years. The executive committee, comprising executive directors and some non-executive directors, together with senior managers, meets weekly to monitor strategic objectives and policies through a structured approach to reporting on the basis of agreed performance criteria and for the detailed planning and implementation of such objectives.

All directors have access to the advice and services of the Company Secretary and, with the prior agreement of the non-executive chairman, are entitled to seek independent professional advice concerning the affairs of the Company at its expense.

Composition of the board of directors and the other committees at the date of this report are given on pages 50, 54 – 56 and on the inside back cover.

PRICE SENSITIVE INFORMATION

In accordance with the JSE Securities Exchange South Africa guidelines on price-sensitive information, the Company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. The Company follows a 'closed-period' principle, during which period employees, consultants, executive and non-executive directors are prohibited from dealing in the Company's shares.

BOARD MEETINGS

Attendance at Western Areas board meetings during the year-ended 31 December 2002

Name	A	B
R A R Kebble	5	4
R B Kebble	5	5
V G Bray	5	5
J F Brownrigg	5	5
C H D Cornwall	5	2
A A McGregor (appointed 6 November 2002)	1	1
W A Nairn	5	3
S M Rasethaba	5	4
V P Uren	5	5

Column A: Indicates the number of board meetings held during the period the director was a board member.
Column B: Indicates the number of board meetings attended during the period the director was a board member.

AUDIT COMMITTEE

Attendance at Western Areas Audit Committee meetings during the year-ended 31 December 2002.

Name	A	B
R A R Kebble	4	4
V G Bray	4	4
C H D Cornwall	4	1

Column A: Indicates the number of audit meetings held during the period the director was a member.
Column B: Indicates the number of audit meetings attended during the period the director was a member.

CORPORATE GOVERNANCE *(continued)*

AUDIT COMMITTEE *(continued)*

The audit committee members meet on a quarterly basis to review quarterly reports and any other financial reports during the year.

Subsequent to the year-end, Mr S M Rasethaba was appointed as a member on 13 February 2003, and Mr G W Poole was appointed as an alternate member to Mr R A R Kebble on 9 May 2003. The members of the audit committee are Messrs V G Bray (Chairman), C H D Cornwall, R A R Kebble, (G W Poole Alternate) and S M Rasethaba.

HEDGING COMMITTEE

The Hedging committee comprises three members being Messrs R B Kebble, J C Lamprecht and Standard Risk and Treasury Management Services (Pty) Limited.

The Hedging committee meets on a weekly basis during the year.

REMUNERATION COMMITTEE

As at 31 December 2002 the members of the Remuneration Committee were Messrs R A R Kebble, V G Bray and C H D Cornwall. Subsequent to year-end Messrs A A McGregor (Chairman) and S M Rasethaba were appointed with effect from 13 February 2003. Mr R A R Kebble resigned as Chairman with effect from 6 May 2003.

JOINT VENTURE BOARD AND COMMITTEES

The South Deep Joint Venture Board comprises six members being Messrs J K Taylor (Chairman), J F Brownrigg, R A R Kebble, J C Lamprecht , A L Hills and R J McLennan. The Joint Venture Board and associated Committees meet on a quarterly basis during the year. The Chairman of the South Deep Joint Venture Board is appointed by Placer Dome, and has a casting vote at board meetings.

SOUTH DEEP JOINT VENTURE

Name	Joint Venture Board		Technical Committee		Finance Committee	
	A	B	A	B	A	B
R A R Kebble	✓					
J F Brownrigg[1]	✓		✓			
J C Lamprecht	✓				✓	
J K Taylor[2]		✓				
A Hills		✓		✓		
R J McLennan[3]		✓				✓

Column A: Indicates a Western Areas appointee

Column B: Indicates a Placer Dome appointee

[1] Chairman of Technical Committee

[2] Chairman of Board

[3] Chairman of Finance Committee

CONTENTS OF ANNUAL FINANCIAL STATEMENTS





Twin Shaft Complex

APPROVAL OF ANNUAL FINANCIAL STATEMENTS

The annual financial statements, which appear on pages 60 to 94, have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and incorporate full and responsible disclosure in line with the accounting policies of the Company.

The audit committee meets periodically with the Company's external and internal auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors on 19 June 2003 and are signed on its behalf by:

R A R Kebble
Non-Executive Chairman

R B Kebble
Chief Executive Officer

DECLARATION BY THE COMPANY SECRETARY IN TERMS OF SECTION 268(G)(D) OF THE COMPANIES ACT, AS AMENDED.

I declare that, to the best of my knowledge, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act and that all such returns are true, correct and up to date in respect of the financial year reported upon.

P B Beale
Company Secretary

Johannesburg
19 June 2003

INDEPENDENT AUDITORS' REPORT

To the shareholders of
WESTERN AREAS LIMITED

We have audited the annual financial statements and Group annual financial statements of Western Areas Limited as set out on pages 60 to 94 for the year-ended 31 December 2002. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with Statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- Assessing the accounting principles used, and significant estimates made, by management
- Evaluating the overall financial statement presentation

We believe that our audit provides a reasonable basis for our opinion

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 December 2002 and the results of their operations and cash flows for the year then ended, in accordance with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act in South Africa.

KPMG Inc

KPMG Inc.
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg
19 June 2003

DIRECTORS' REPORT

The directors have pleasure in submitting their report, and the annual financial statements for the year ended 31 December 2002. A reference to the detail reviews of the business, operations, results and corporate information is tabled below:

	SUBJECT	REFERENCE	PAGE
1	Nature of the business	Company profile	1
		Operations review	10 – 22
2	Financial results	Summary of results	3
		Annual Financial Statements	60 – 94
3	Directorate	Directorate	45 – 52
4	Directors' interest	Directorate	51
5	Directors' emoluments	Directorate	52
		Note 9 to the Annual Financial Statements	77
6	Corporate governance	Corporate governance	53 – 56
7	Company secretary	Corporate information and administration	inside back cover
8	Derivative structure	Note 30 to Annual Financial Statements	91
9	Shareholders' information	Shareholders' information	100

SETTLEMENT OF THE JCI GOLD LOAN

JCI Gold was indebted to Western Areas for an amount of R468.9 million (including capitalised interest) as at 30 June 2002. The loan was settled on the basis that Western Areas distributed its entitlement to the repayment of the JCI Gold loan to its shareholders as a payment in specie in terms of Section 90 of the Companies Act, provided for out of the share premium account of Western Areas.

The loan entitlement of JCI Gold, by virtue of its 43.1% shareholding in Western Areas prior to the loan settlement, was set-off against and in extinction of 43.1% of the Western Areas loan and Western Areas minority shareholders were settled by the transfer to Western Areas shareholders of 12.36005 Western Areas shares for every 100 Western Areas shares held on the Western Areas distribution record date by JCI Gold.

Further details can be found on page 83 of the annual financial statements and in the circular to shareholders dated 2 October 2002.

DISTRIBUTIONS TO SHAREHOLDERS

Western Areas distributed the following to its shareholders as a capital reduction in terms of Section 90 of the Companies Act, provided for out of its share premium account on 4 November 2002.

- Western Areas' entitlement in terms of the settlement of the JCI Gold loan was through the transfer of 2.78 Western Areas shares for every R100 owed by JCI Gold. Western Areas shareholders, other than JCI Gold, received 12.36005 Western Areas shares for every 100 Western Areas shares held on Friday, 1 November 2002

- Western Areas' holding of 116.3 million JCI shares and 25.1 million JCI debentures in the ratio of 123.96301 JCI shares and 26.69140 JCI debentures for every 100 Western Areas shares held on Friday, 1 November 2002

DISTRIBUTIONS TO SHAREHOLDERS (continued)
The distributions by way of a capital reduction had the effect of reducing the share premium account and Shareholders' Equity by R523.7 million.

BARNEX
Western Areas holds an 88.5% interest in the issued share capital of Barnex, an exploration and a gold mining company listed on the JSE Securities Exchange South Africa. Barnex has 105 000 000 authorised and issued ordinary shares. The profit after taxation attributable to Western Areas, amounted to R30.5 million (2001: R17.7 million).

JCI proposed a Scheme of Arrangement in terms of Section 311 of the Companies Act between Barnex and its shareholders on 19 July 2002, whereby:

- Barnex will become a wholly-owned subsidiary of JCI
- Barnex's listing on the JSE Securities Exchange South Africa will be terminated
- JCI would issue 105 million JCI consideration shares and 105 million JCI consideration debentures in settlement of the Barnex scheme consideration, being one JCI consideration share and one JCI consideration debenture for every one Barnex ordinary share issued

The rationale for the Scheme is to restructure Western Areas into a focused gold investment company by disposing of its 88.5% interest in Barnex and to consolidate the exploration interests of Barnex with those of JCI's, thereby optimising the JCI Group's exploration holdings, particularly in the light of the Mineral and Petroleum Resources Development Act.

The proceeds from the proposed Barnex transaction will be utilised by Western Areas to meet the future funding requirements of South Deep.

The Securities Regulation Panel is still required to approve the transaction before implementation of the Scheme can take place.

SHARE INCENTIVE TRUST
The Western Areas Share Incentive Scheme ("the Scheme") was approved by shareholders and implemented on 6 January 1999, by way of the establishment of the Western Areas Share Incentive Trust ("the Trust").

The purpose of the Scheme is to provide an incentive to executive directors, executive officers and senior employees of the Company, to align them with the objectives of the Company, its continued growth, optimisation of value and also to promote the retention of such employees.

Employees participate in the Scheme to the extent that share options are offered to, and accepted, by them.

All participants exercised their options at 31 August 2001. During 2002 all the shares held in the Trust on behalf of Mr J F Brownrigg vested with effect on 31 December 2002, due to the corporate restructuring which took place (refer to note 25 to the Annual Financial Statements).

The Trust owes Western Areas an amount of R18.8 million (refer to note 16 of the Annual Financial Statements), which it borrowed in terms of its powers to acquire shares in the Company and which it holds on behalf of the Scheme participants. The loan is secured by the shares which the Trust holds.

DIRECTORS' REPORT *(continued)*

DIVIDEND POLICY

No formal dividend policy is in place. The Board of Directors will base decisions to declare dividends on prevailing economic conditions and forecasts from South Deep, once surplus cash is generated from the operations.

MATERIAL RESOLUTIONS

Details of special resolutions and other resolutions of a significant nature passed by the Company and its subsidiaries during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE Securities Exchange South Africa, are as follows:

	Nature of resolution	Effective date
Western Areas Limited	**Special resolution passed at the annual general meeting held on 7 August 2002:**	
	Adoption of new Articles of Association of the Company	5 September 2002
Western Areas Limited	**Ordinary resolutions passed at a general meeting held on 17 October 2002**	

- Approval of the distribution by the Company of Western Areas shares to its shareholders representing its entitlement to receive repayment of the amount owing to it by JCI Gold
- Distribution by the Company to its shareholders of the consideration received subject to the Barnex Scheme of Arrangement
- Distribution by the Company to its shareholders, of the JCI shares and debentures held by the Company
- Granting the directors of the Company authority to do all such things necessary to give effect to the resolutions considered at the meeting

ANNUAL GENERAL MEETING

At the 42nd annual general meeting held on 7 August 2002, shareholders passed ordinary resolutions relating to:

- The adoption of the audited annual financial statements, together with the reports of the directors and auditors for the period ended 31 December 2001
- The re-election of Messrs V G Bray, R A R Kebble and S M Rasethaba as directors of the Company
- The renewal of the general authority placing the unissued but authorised ordinary shares in the share capital of the Company under the control of the directors

Details concerning the special resolution passed by shareholders at this meeting are disclosed under 'Material resolutions'.

Notice of the 43rd annual general meeting of shareholders, which is to be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg on Wednesday, 23 July 2003 at 10h00, is on pages 105 and 106 of the annual report. Additional copies of the notice of meeting may be obtained from the Company's corporate contacts and the transfer secretaries or may be accessed from the Company's website.

TRANSLATION OF CONVENIENCE

To facilitate international investors' understanding of our financial results, a translation of convenience into US Dollars is provided for the Income Statement, Balance Sheet and Cash Flow Statement on pages 97 to 99.

The following methods of translation have been used:

- Equity items other than net profit at the closing exchange rate
- Assets and liabilities at the closing exchange rate
- Income, expenses and cash flows at the average exchange rate for the year
- Resulting exchange differences are included in equity

INCOME STATEMENT

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm		Notes	Company 2002 Rm	Company 2001 Rm
428.0	**596.5**	Gold revenue	1	**596.5**	428.0
(350.0)	**(468.4)**	Costs and other expenses	2	**(468.4)**	(345.2)
78.0	**128.1**	**Operating profit from gold**		**128.1**	82.8
88.7	**56.2**	Net interest received	3	**43.9**	84.0
29.3	**55.4**	Other income	4	**5.3**	4.1
(52.3)	**(48.8)**	Administration and other expenditure		**(46.9)**	(51.2)
143.7	**190.9**	**Operating profit before derivative transactions**		**130.4**	119.7
(24.2)	**(366.2)**	Net amortised premiums on put and call options	5	**(366.2)**	(24.2)
(28.4)	**315.0**	Exchange gains/(losses)		**315.0**	(28.1)
91.1	**139.7**	**Profit before non-recurring costs**		**79.2**	67.4
–	**(592.5)**	Hedge position closure costs	6	**(592.5)**	–
(37.4)	**(9.0)**	Non-recurring income/(costs)	7	**10.5**	(34.3)
53.7	**(461.8)**	**(Loss)/profit before taxation**	8	**(502.8)**	33.1
(18.4)	**185.2**	Taxation	10	**192.0**	(17.8)
(8.4)	**(19.4)**	Normal		**(12.6)**	(7.8)
(10.0)	**204.6**	Deferred		**204.6**	(10.0)
(2.3)	**(3.9)**	Minority interest in profit		**–**	–
33.0	**(280.5)**	**(Loss)/profit for the year**		**(310.8)**	15.3
31.3	**(266.1)**	(Loss)/earnings per share (cents)	11	**(294.9)**	14.5
13.3	**(289.0)**	Headline (loss)/earnings per share (cents)	11	**(294.9)**	13.1
105.4	**105.4**	Average number of shares in issue (millions)		**105.4**	105.4

BALANCE SHEET

as at 31 December 2002

Group 2001 Rm	Group 2002 Rm		Notes	Company 2002 Rm	Company 2001 Rm
		Assets			
		Non-current assets			
2 608.4	**2 976.1**	Mining assets	12	**2 890.9**	2 523.1
–	**–**	Investment in subsidiary	13	**125.7**	125.7
133.5	**61.5**	Listed investments	14	**61.5**	116.4
19.5	**–**	Loan to Randfontein Estates Limited	15	**–**	–
24.8	**25.4**	Other long-term assets	16	**25.4**	24.8
1 563.8	**1 148.8**	Deferred option premium expense	30	**1 148.8**	1 563.8
4 350.0	**4 211.8**			**4 252.3**	4 353.8
		Current assets			
464.0	**105.8**	Loan to JCI Gold Limited	17	**–**	438.5
10.3	**37.4**	Inventories	18	**37.4**	10.3
45.7	**54.1**	Trade and other receivables	19	**49.7**	45.7
18.1	**5.8**	Taxation receivable	26.3	**5.5**	18.1
1 104.1	**76.4**	Cash and cash equivalents	20	**75.6**	1 089.2
1 642.2	**279.5**			**168.2**	1 601.8
5 992.2	**4 491.3**	**Total assets**		**4 420.5**	5 955.6
		Equity and liabilities			
		Capital reserves			
2 555.9	**1 751.7**	Shareholders' equity per statement		**1 703.7**	2 538.2
18.6	**22.5**	Minority interest		**–**	–
2 574.5	**1 774.2**			**1 703.7**	2 538.2
		Non-current liabilities			
20.1	**6.4**	Provision for post-retirement medical benefits	22.1	**6.4**	20.1
9.5	**16.9**	Provision for environmental rehabilitation	23	**16.9**	9.5
381.3	**176.7**	Deferred taxation	24	**176.7**	381.3
1 588.0	**1 382.2**	Option premium payable	30	**1 382.2**	1 588.0
1 330.8	**1 009.7**	Deferred option premium income	30	**1 009.7**	1 330.8
3 329.7	**2 591.9**			**2 591.9**	3 329.7
		Current liabilities			
88.0	**125.2**	Trade payables		**124.9**	87.7
5 992.2	**4 491.3**	**Total equity and liabilities**		**4 420.5**	5 955.6

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for the year-ended 31 December 2002

Company	Number of ordinary shares issued Millions	Share capital Rm	Share premium Rm	Retained earnings/ (Accumulated deficit)	**Total Rm**
Balance at 31 December 2000	105.4	105.4	2 387.2	30.3	**2 522.9**
Attributable profit for the year				15.3	**15.3**
Balance at 31 December 2001	105.4	105.4	2 387.2	45.6	**2 538.2**
Attributable loss for the year				(310.8)	**(310.8)**
Capital reduction			(523.7)	–	**(523.7)**
Balance at 31 December 2002	**105.4**	**105.4**	**1 863.5**	**(265.2)**	**1 703.7**
Group					
Balance at 31 December 2000	105.4	105.4	2 387.2	30.3	**2 522.9**
Attributable profit for the year				33.0	**33.0**
Balance at 31 December 2001	105.4	105.4	2 387.2	63.3	**2 555.9**
Attributable loss for the year				(280.5)	**(280.5)**
Capital reduction			(523.7)	–	**(523.7)**
Balance at 31 December 2002	**105.4**	**105.4**	**1 863.5**	**(217.2)**	**1 751.7**
	Note 21	Note 21			

CASH FLOW STATEMENT

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm		Notes	Company 2002 Rm	Company 2001 Rm
		Cash flow (utilised in)/from operating activities			
159.1	**(427.3)**	Cash(utilised in)/from operations	26.1	**(437.2)**	162.4
13.0	**10.8**	Interest received	26.2	**10.5**	10.8
(3.5)	**(0.1)**	Interest paid		**(0.1)**	(3.5)
0.4	**0.9**	Dividends received		**0.9**	0.4
(83.7)	**(7.1)**	Taxation paid	26.3	**–**	(81.9)
85.3	**(422.8)**			**(425.9)**	88.2
		Cash flow utilised in investing activities			
(391.4)	**(430.7)**	Additions to mining assets		**(430.7)**	(391.4)
3.8	**1.7**	Proceeds on disposal of mining assets		**1.7**	3.8
–	**51.1**	Proceeds on disposal of listed investments		**–**	–
–	**–**	Increase in investment in subsidiary		**–**	(0.4)
20.5	**(0.6)**	Net (increase)/decrease in other long-term assets		**(0.6)**	20.9
(94.0)	**(68.3)**	Advance to JCI Gold Limited		**–**	(71.0)
11.7	**5.0**	Settlement of loan by JCI Gold Limited	17	**5.0**	11.7
32.9	**–**	Repayment of loan by Durban Roodepoort Deep, Limited		**–**	32.9
(416.5)	**(441.8)**			**(424.6)**	(393.5)
		Cash flow from finance activities			
1 242.4	**–**	Option premiums received		**–**	1 242.4
(91.4)	**–**	Option premiums paid		**–**	(91.4)
1 151.0	**–**			**–**	1 151.0
819.8	**(864.6)**	Net (decrease)/increase in cash and cash equivalents		**(850.5)**	845.7
284.3	**1 104.1**	At beginning of year		**1 089.2**	243.5
–	**(163.1)**	Effect of exchange rate fluctuations on cash held		**(163.1)**	–
1 104.1	**76.4**	At end of year		**75.6**	1 089.2

ACCOUNTING POLICIES

The financial statements incorporate the principal accounting policies set out below, which are consistent with those adopted in the previous financial year. The accounting policies of the subsidiaries and joint venture are consistent with those of the Company. The financial statements and Group financial statements are prepared on the historical cost basis.

The financial statements and Group financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and the requirements of the Companies Act.

BASIS OF CONSOLIDATION

The Company financial statements incorporate the assets, liabilities and results of the operations of the Company and its proportionate interest in South Deep. The Group financial statements incorporate the Company's financial statements and the proportionate share of its subsidiaries on a consolidated basis.

Investment in Subsidiaries

Subsidiaries are those entities over whose financial and operating policies the Company has the power to exercise control, so as to direct and influence their activities.

The Group financial statements incorporate the assets, liabilities and results of the operations of the Company and its subsidiaries. The results of subsidiaries acquired and disposed of during the year are included from the effective dates of acquisition and to the effective dates of disposal. Where necessary, the accounting policies of the subsidiaries are changed to ensure consistency with the policies adopted by the Company.

Investment in Joint Venture

A joint venture is an entity in which the Company holds a long-term interest and which is jointly controlled by the Company and one or more other venturers in terms of a contractual arrangement.

The joint venture is proportionally consolidated, whereby the Company's share of the joint venture's assets, liabilities, income, expenses and cash flows are combined with similar items, on a line by line basis, in the Company's financial statements. A proportionate share of the intergroup transactions and balances are eliminated on consolidation.

Goodwill Arising on Acquisition

Where an investment in a subsidiary, joint venture or an associate is made, any excess of the purchase price over the fair value of the attributable mineral reserves and net assets is recognised as goodwill. Goodwill is amortised on a systematic basis which recognises the depletion of mineral reserves over the lesser of the life of the mine or 10 years.

The unamortised balance is reviewed on a regular basis and, if impairment in the value has occurred, it is written-off in the period in which the diminution in value is recognised.

MINING ASSETS

Mining assets are recorded at cost of acquisition less accumulated amortisation and impairments recognised. Costs also include finance charges capitalised during the construction period, where such costs are financed by borrowings.

Mine development costs

Capitalised mine development costs include expenditure incurred to develop new ore bodies, to delineate extensions of existing ore bodies and to expand the capacity of the mine.

Amortisation is first charged on new mining ventures from the date on which production reaches commercial levels. Mine development costs are amortised using the unit-of-production method based on defined mineral reserves.

Proved and probable mineral reserves reflect estimated quantities of economically exploitable ore, which can be recovered in future from defined mineral reserves.

Mine infrastructure

Plant and equipment are amortised using the lesser of their useful lives or the unit-of-production method based on the defined mineral reserves.

Properties, buildings, vehicles and computer equipment are amortised using varying rates, on the straight-line basis over their expected useful lives, to estimate residual values.

Land

Land is not depreciated.

Mineral rights

Mineral rights are amortised using the unit-of-production method based on defined mineral reserves.

If the recoverable amount of any of the above assets is less than the carrying value, an allowance is made for the impairment.

RESEARCH AND EXPLORATION

Research and exploration expenditure is expensed in the year in which it is incurred. When a decision is taken that a mining property is capable of commercial production, all further pre-production expenditure is capitalised. Capitalisation of pre-production expenditure ceases when the mining property commences commercial production.

INVESTMENTS

- Unlisted investments are stated at cost less provisions for a permanent diminution in value
- Environmental trust fund investments are stated at cost plus interest earned less payments made from the environmental trust fund in accordance with statutory requirements

CASH AND CASH EQUIVALENTS

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, and investments in money market instruments, net of bank overdrafts, all of which are available for use by the Group unless otherwise stated.

INVENTORIES

Inventories are valued at the lower of cost or net realisable value after appropriate provision for redundant and slow moving items. Cost is determined on the following basis:

- Gold-in-progress (accounted for from the shaft bins) and ore in stock piles are valued at the average production cost at the relevant stage of production
- Consumable stores are valued at average cost

PROVISIONS

Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

POST-RETIREMENT BENEFITS

Defined contribution plans

Pension and provident funds

Contributions to defined contribution plans in respect of services during the year are recognised as an expense in that period.

Defined benefit plans

Post-retirement medical obligations

The post-retirement medical obligations are recognised as an expense systematically over the expected remaining service period of employees. Independent actuarial valuations are conducted every three years. Experience adjustments, the effect of changes in actuarial assumptions and the effect of plan amendments in respect of existing employees are recognised as an expense or income systematically over the expected remaining service period of those employees. Adjustments in respect of retired employees are recognised immediately as an expense.

DECOMMISSIONING

The provision for decommissioning represents the cost that will arise from rectifying damage caused after production ceases.

Decommissioning costs are provided for at the present value of the expenditures expected to settlle the obligation, using estimated cash flows based on current prices. When this provision gives access to future benefits, an asset is recognised and included within mining infrastructure. The unwinding of the decommissioning obligation is included in the income statement. The estimated future cost of decommissioning obligations is reviewed annually and adjusted as appropriate for new circumstances or changes in law or technology. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.

Gains from the expected disposal of assets are not taken into account when determining the provision.

Expenditure on ongoing rehabilitation is expensed when incurred.

ENVIRONMENTAL OBLIGATIONS

Estimated long-term environmental obligations comprising decommissioning and restoration, are based on the Company's environmental management plans in compliance with the current environmental and regulatory requirements.

ENVIRONMENTAL REHABILITATION TRUST

Annual contributions are made to the Placer Dome Western Areas Environmental Trust, created in accordance with South African statutory requirements, to fund the estimated cost of rehabilitation during and at the end of the life of the mine. The funds that have been paid into the trust plus the growth in the trust fund are shown as an asset on the balance sheet.

FINANCIAL INSTRUMENTS

Financial instruments recognised on the balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables.

Financial instruments are initially accounted for at cost, net of transaction costs, when the Group enters into the contractual arrangements. Any subsequent change in the fair value of the financial instruments is disclosed in the Notes to the Annual Financial Statements, and if there is an assessed permanent diminution in value, this is recognised in the income statement.

ACCOUNTING POLICIES *(continued)*

REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following criteria are also of relevance:

- The sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer
- Foreign currency derivative financial instruments are translated at contract rates. Gains and losses on these contracts are recognised in income as a component of the related sale of mining products
- Revenue from the disposal of assets is recognised on an accrual basis and when there is an sunconditional entitlement to receive payment
- Dividends are recognised when the right to receive payment is established
- Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group

OPERATING LEASES

Leases where the lessor retains the risks and rewards of ownership of the underlying asset are classified as operating leases. Payments made under operating leases are charged against income on a straight line basis over the period of the lease.

TAXATION

Current taxation comprises taxation payable, calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the Balance Sheet date, and any adjustment of taxation payable for previous years.

Deferred taxation is provided using the balance sheet liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying value for financial reporting purposes.

Deferred tax assets are only recognised to the extent that it is probable that temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

The tax value of losses and unredeemed capital expenditure expected to be available for utilisation against future income are set off against the deferred tax liability. Deferred tax assets are recognised only when it is probable that the related tax benefit will be realised.

Deferred tax assets and liabilities are accounted for using the tax rates enacted at the balance sheet date.

HEDGING

The Company enters into hedging transactions on a portion of its planned gold production to ensure a degree of certainty on future gold sales and to provide a guaranteed minimum cash flow for known major capital expenditures and debt servicing.

Gains and losses on gold hedging instruments that effectively establish prices for future production are recognised in revenue when the related production is delivered.

Option premiums paid and received (including premiums on which the payment is deferred to future periods) are brought to account in the balance sheet at cost on the date of entering into the options. These amounts are amortised and recognised in the Income Statement over the maturities of the respective option contracts on a line basis.

Options on which payment of the premiums have been deferred are brought to account at their settlement value. Changes to the settlement value of the premiums payable are recognised in income in the period in which they occur.

If a derivative instrument is sold, bought back, extinguished or terminated prior to the value date of the derivative instrument, gains or losses are recognised at the time of the restructuring when the financial consequence is known, rather than deferring the gain or loss to the value date originally designated in the derivative instrument.

FOREIGN CURRENCY

Foreign currency transactions are recorded at the exchange rate ruling on the transaction date. Monetary assets and liabilities designated in foreign currencies are translated at rates of exchange ruling at the year-end and any gains and losses arising are included in earnings.

COMPARATIVE FIGURES

Where necessary comparative figures have been reclassified.

NOTES TO THE FINANCIAL STATEMENTS

for the year-ended 31 December 2002

Group 2001 Rm	Group **2002 Rm**			Company **2002 Rm**	Company 2001 Rm
		1.	**Gold revenue**		
404.8	**620.3**		Gold sales at spot	**620.3**	404.8
9.4	**9.4**		Gold first charge	**9.4**	9.4
13.8	**(33.2)**		Net hedging (losses)/gains	**(33.2)**	13.8
428.0	**596.5**			**596.5**	428.0
			Gold first charge is an additional 1.75% of 50% of the gold production of South Deep in addition to Western Areas' 50% share of gold in terms of the Joint Venture agreement with Placer Dome. The Company is entitled to a further 1.75% of gold revenue on 50% of the annual production exceeding one million ounces.		
		2.	**Costs and other expenses**		
(55.6)	**(65.1)**		Amortisation of mining assets	**(65.1)**	(55.6)
2.6	**2.5**		Other	**2.5**	2.6
(53.0)	**(62.6)**		Non-cash costs	**(62.6)**	(53.0)
(292.2)	**(405.8)**		Production costs	**(405.8)**	(292.2)
(4.8)	**–**		Subsidiary operating loss, mine closure and other expenses	**–**	–
(350.0)	**(468.4)**			**(468.4)**	(345.2)
		3.	**Net interest received**		
92.5	**58.2**		Interest received	**45.9**	87.8
(3.5)	**(0.1)**		Interest paid	**(0.1)**	(3.5)
(0.3)	**(1.9)**		Unwinding of discount on rehabilitation provision	**(1.9)**	(0.3)
88.7	**56.2**			**43.9**	84.0

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		4.	**Other income**		
			Profit on sale of Golden Star		
–	**34.0**		Resources Limited ("GSR") common shares	**–**	–
			Profit on disposal of Barnex (IOM) Limited		
23.2	**16.1**		– realised	**–**	–
0.4	**0.9**		Dividends received	**0.9**	0.4
5.7	**4.4**		Other	**4.4**	3.7
29.3	**55.4**			**5.3**	4.1

Barnex receives a gold royalty from GSR on a quarterly basis. The royalty forms part of the proceeds from the disposal of Barnex (IOM) Limited to GSR, which took place in 2001. The royalty is payable on the first one million gold ounces produced by GSR from the Prestea and Bogoso operations in Ghana, and is anticipated to be received over the next seven years. No value has been accounted for in terms of the future royalty payments.

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		5.	**Net amortised premiums on put and call options**		
18.4	**214.3**		Option premium income	**214.3**	18.4
(45.9)	**(354.6)**		Option premium expense	**(354.6)**	(45.9)
			Present value adjustment for option		
(7.6)	**(272.3)**		premium payable	**(272.3)**	(7.6)
			Net option premiums on hedge		
10.9	**46.4**		positions closed	**46.4**	10.9
(24.2)	**(366.2)**			**(366.2)**	(24.2)

Refer to note 30 – Derivative structure, and note 31 – Risk Management and pages 17 – 21 of the Operations Review for detailed information on the derivative structure.

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group **2002 Rm**			Company **2002 Rm**	Company 2001 Rm
		6.	**Hedge position closure costs**		
–	**(592.5)**		Hedge position closure costs	**(592.5)**	–
			Historic hedge positions were closed out during 2002 at a cost of US$56.5 million.		
		7.	**Non-recurring income/(costs)**		
(8.3)	**–**		South Deep restructuring costs	**–**	(8.3)
(23.6)	**(3.2)**		Corporate restructuring costs	**(3.2)**	(20.5)
(5.5)	**13.7**		Provision for post-retirement medical benefits	**13.7**	(5.5)
–	**(19.5)**		Provision against loan to Randfontein Estates Limited ("Randfontein")	**–**	–
(37.4)	**(9.0)**			**10.5**	(34.3)
		8.	**(Loss)/profit before taxation**		
			is arrived at after taking account of:		
(0.9)	**(0.6)**		Auditors' remuneration	**(0.6)**	(0.9)
(0.6)	**(0.5)**		– audit fees	**(0.5)**	(0.6)
(0.3)	**(0.1)**		– other services	**(0.1)**	(0.3)
(57.1)	**(66.8)**		Amortisation	**(66.8)**	(57.1)
(55.6)	**(65.1)**		– mining assets	**(65.1)**	(55.6)
(1.5)	**(1.7)**		– corporate assets	**(1.7)**	(1.5)
0.5	**–**		Profit on disposal of mining assets	**–**	0.5
1.4	**–**		Profit on disposal of other long-term assets	**–**	1.4
(1.2)	**(1.4)**		Office rental	**(1.4)**	(1.2)

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		9.	**Directors' emoluments**		
(10.6)	**(10.7)**		Executive directors	**(10.1)**	(10.3)
(3.0)	**(3.3)**		– Salaries	**(2.7)**	(2.7)
(1.0)	**(0.6)**		– Bonuses	**(0.6)**	(1.0)
(6.6)	**(6.8)**		– Consultancy fees	**(6.8)**	(6.6)
(4.9)	**(2.8)**		Non-executive directors	**(2.8)**	(4.6)
–	**–**		– Fees as directors	**–**	–
(1.3)	**(0.2)**		– Bonuses	**(0.2)**	(1.3)
(3.6)	**(2.6)**		– Consultancy fees	**(2.6)**	(3.3)
(15.5)	**(13.5)**			**(12.9)**	(14.9)
		10.	**Taxation**		
			South African normal taxation		
			Current taxation		
(8.4)	**(6.8)**		– non-mining	**–**	(7.8)
–	**(12.6)**		– prior year adjustment	**(12.6)**	–
			Deferred taxation		
(10.0)	**204.6**		– mining	**204.6**	(10.0)
(18.4)	**185.2**			**192.0**	(17.8)
			Unredeemed capital expenditure:		
			Unredeemed capital expenditure brought forward		
300.0	**648.8**		– beginning of the year	**648.8**	300.0
388.4	**420.3**		Capital expenditure for the year	**420.3**	388.4
(39.6)	**–**		Capital expenditure redeemed	**–**	(39.6)
648.8	**1 069.1**		Unredeemed capital expenditure carried forward	**1 069.1**	648.8

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group			Company	
2001	**2002**		**2002**	2001
Rm	**Rm**		**Rm**	Rm

10. Taxation (continued)

Mining tax is determined on a formula which takes into account the net revenue and capital expenditure from mining operations during the year. No mining tax was payable in the year under review as the Company has unredeemed capital expenditure. The Company had a computated assessed loss of R369.7 million at the end of the year.

The mining tax rate is calculated in terms of the following formula:
y=46-230/x

where y is the calculated tax rate and x is the ratio of taxable income from mining to total revenue from mining.

Non-mining taxable income, which consists primarily of interest received, is taxed at the standard rate of 38% (2001: 38%).

The Company elected in 1993, in terms of Section 64B of the Income Tax Act, to be exempt from the payment of secondary tax on companies.

Tax rate reconciliation:

Group 2001 %	Group 2002 %		Company 2002 %	Company 2001 %
38.0	–	Statutory tax rate	–	38.0
2.9	–	Adjustment to mining and subsidiary tax rate	–	5.3
(19.0)	–	Non-taxable income	–	(2.0)
12.3	–	Disallowable expenditure	–	12.3
34.2	–	Effective tax rate	–	53.6

No tax rate reconciliation is provided for 2002, as a result of the assessed loss.

11. Earnings per share

Company

The calculation of earnings per share is based on (loss)/earnings of (R310.8) million (2001: R15.3 million) and a weighted average of 105 376 337 (2001: 105 376 337) ordinary shares in issue during the year.

The calculation of headline earnings per share is based on (loss)/earnings of (R310.8) million (2001: R13.9 million) and a weighted average of 105 376 337 (2001: 105 376 337) ordinary shares in issue during the year.

Reconciliation between earnings and headline earnings:	(Loss)/profit before taxation Rm	Taxation Rm	Net (loss)/ profit Rm
2002			
Earnings per income statement	**(502.8)**	**192.0**	**(310.8)**
Headline earnings	**(502.8)**	**192.0**	**(310.8)**
2001			
Earnings per income statement	33.1	(17.8)	15.3
Profit on disposal of other long-term assets	(1.4)	–	(1.4)
Headline earnings	31.7	(17.8)	13.9

Group

The calculation of earnings per share is based on (loss)/earnings of (R280.5) million (2001: R33.0 million) and a weighted average of 105 376 337 (2001: 105 376 337) ordinary shares in issue during the year.

The calculation of headline earnings per share is based on (loss)/earnings of (R304.5) million (2001: R14.0 million) and a weighted average of 105 376 337 (2001: 105 376 337) ordinary shares in issue during the year.

Reconciliation between earnings and headline earnings:	(Loss)/profit before taxation Rm	Taxation Rm	Minority interest Rm	Net (loss)/ profit Rm
2002				
Earnings per income statement	**(461.8)**	**185.2**	**(3.9)**	**(280.5)**
Profit on disposal of GSR common shares	**(34.0)**	**3.6**	**3.8**	**(26.6)**
Non-recurring costs	**19.0**	–	**(2.3)**	**16.7**
Realised profit on disposal	**(16.1)**	–	**2.0**	**(14.1)**
Headline earnings	**(492.9)**	**188.8**	**(0.4)**	**(304.5)**
2001				
Earnings per income statement	53.7	(18.4)	(2.3)	33.0
Profit on disposal of other long-term assets	(1.4)	–	–	(1.4)
Profit on disposal of Barnex IOM	(20.1)	–	2.5	(17.6)
Non-recurring costs	3.1	–	(0.4)	2.7
Realised profit on disposal	(3.1)	–	0.4	(2.7)
Headline earnings	32.2	(18.4)	0.2	14.0

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

12. Mining assets

Mining property, plant and equipment comprise expenditure on mine development costs, infrastructure and mineral rights less recoupments.

Company 2002	Cost 31 December 2001 Rm	Additions Rm	Disposals writedown Rm	**Cost 31 December 2002 Rm**	**Accumulated depreciation 31 December 2002 Rm**	**Net book value 31 December 2002 Rm**
Mine development costs	0.3	0.1	-	**0.4**	**-**	**0.4**
Mine infrastructure	1 528.7	435.5	(1.7)	**1 962.5**	**(340.5)**	**1 622.0**
Land	1.0	0.3	-	**1.3**	**-**	**1.3**
Mineral rights	1 266.8	0.3	-	**1 267.1**	**-**	**1 267.1**
	2 796.8	436.2	(1.7)	**3 231.3**	**(340.5)**	**2 890.8**

2001	Cost 31 December 2000 Rm	Additions Rm	Disposals writedown Rm	Cost 31 December 2001 Rm	Accumulated depreciation 31 December 2001 Rm	Net book value 31 December 2001 Rm
Mine development costs	0.2	0.1	-	0.3	-	0.3
Mine infrastructure	1 137.5	396.1	(4.9)	1 528.7	(273.7)	1 255.0
Land	0.3	0.7	-	1.0	-	1.0
Mineral rights	1 266.8	-	-	1 266.8	-	1 266.8
	2 404.8	396.9	(4.9)	2 796.8	(273.7)	2 523.1

Group 2002	Cost 31 December 2001 Rm	Additions Rm	Disposals writedown Rm	**Cost 31 December 2002 Rm**	**Accumulated depreciation 31 December 2002 Rm**	**Net book value 31 December 2002 Rm**
Mine development costs	0.3	0.1	-	**0.4**	**-**	**0.4**
Mine infrastructure	1 528.7	435.5	(1.7)	**1 962.5**	**(340.5)**	**1 622.0**
Land	1.0	0.3	-	**1.3**	**-**	**1.3**
Mineral rights	1 352.1	0.3	-	**1 352.4**	**-**	**1 352.4**
	2 882.1	436.2	(1.7)	**3 316.6**	**(340.5)**	**2 976.1**

2001	Cost 31 December 2000 Rm	Additions Rm	Dispodals writedown Rm	Cost 31 December 2001 Rm	Accumulated depreciation 31 December 2001 Rm	Net book value 31 December 2001 Rm
Mine development costs	0.2	0.1	-	0.3	-	0.3
Mine infrastructure	1 137.5	396.1	(4.9)	1 528.7	(273.7)	1 255.0
Land	0.3	0.7	-	1.0	-	1.0
Mineral rights	1 352.8	-	(0.7)	1 352.1	-	1 352.1
	2 490.8	396.9	(5.6)	2 882.1	(273.7)	2 608.4

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		13.	**Investment in subsidiary**		
			Shares at cost	**321.8**	321.8
			Equity accounted loss	**(25.0)**	(25.0)
			Provision for post acquisition losses of subsidiary		
			– previous years	**(171.1)**	(171.1)
				125.7	125.7
			The Company holds an 88.5% (2001: 88.5%) interest in the issued share capital of Barnex.		
		14.	**Listed investments**		
			At cost		
61.5	**61.5**		Randgold & Exploration Company Limited**	**61.5**	61.5
47.3	**–**		JCI Gold	**–**	47.3
7.6	**–**		JCI shares*	**–**	7.6
17.1	**–**		Golden Star Resources Limited	**–**	–
133.5	**61.5**			**61.5**	116.4
			At market value		
76.9	**174.3**		Randgold & Exploration Company Limited	**174.3**	76.9
50.1	**–**		JCI Gold	**–**	50.1
7.7	**–**		JCI shares*	**–**	7.7
23.2	**–**		Golden Star Resources Limited	**–**	–
157.9	**174.3**			**174.3**	134.7

*Formerly Consolidated African Mines Limited

**The Company held 7 187 700 shares in Randgold & Exploration Company Limited as at 31 December 2002.

2002
The investment in JCI Gold and JCI was distributed to shareholders on 4 November 2002. The distribution was done in conjunction with the JCI Gold loan settlement.

2001
The listed investments in Randgold & Exploration Company Limited, JCI Gold and JCI were received in lieu of a portion of the loan owing by Durban Roodepoort Deep, Limited.

The investment in GSR was received by Barnex as part settlement of the purchase consideration for Barnex (IOM) Limited (Refer note 26.4)

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		15.	**Loan to Randfontein Estates Limited ("Randfontein")**		
52.9	**52.9**		Loan advanced	**–**	–
(33.4)	**(33.4)**		Less: provision for exploration expenditure	**–**	–
–	**(19.5)**		Less: provision against loan repayment	**–**	–
19.5	**–**			**–**	–

2002

The amount owing by Randfontein to Barnex, a subsidiary of the Company, at 31 December 2002, represents a loan to meet its exploration and mineral rights costs from 1 July 1988, in terms of the prospecting agreement between Randfontein, Barnex and JCI.

As a result of Barnex providing loans to Randfontein to enable the latter to meet its funding commitments toward its off-lease participation rights, Barnex will be entitled to 80% of the benefits arising from Randfontein's participation in the prospecting agreement.

The loan is interest free and will only be repayable to Barnex when Randfontein ceases all exploration, and current and future mining activities or upon Randfontein's liquidation and will be paid out of the net proceeds, if any, on the sale of Randfontein's remaining exploration and mineral right assets relating to the off-lease participation rights.

Due to the uncertainty with regard to the repayment of the loan, a provision has been raised against the amount receivable. The provision has been included as a non-recurring expense in the Income Statement.

Group 2001 Rm	Group 2002 Rm			Note	Company 2002 Rm	Company 2001 Rm
		16.	**Other long-term assets**	Note		
1.6	**1.4**		Unlisted investments in industry service organisations	(a)	**1.4**	1.6
3.4	**5.2**		Investment in Placer Dome Western Areas environmental trust fund	(b)	**5.2**	3.4
19.8	**18.8**		Loan to Western Areas' share incentive trust	(c)	**18.8**	19.8
24.8	**25.4**				**25.4**	24.8

Notes

(a) Directors' valuations of unlisted investments are estimated at the historical cost as reflected.

(b) The environmental trust fund is an irrevocable trust under the joint control of the Company and Placer Dome, its Joint Venture partner. The monies are invested primarily in interest bearing-securities.

(c) Security for the loan comprises Western Areas shares held in trust on behalf of employees.

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		17.	**Loan to JCI Gold**		
287.2	**464.0**		Balance at 31 December 2001	**438.5**	287.2
35.7	**–**		JCI Group restructuring	**–**	35.7
94.0	**68.3**		Advances	**–**	71.0
(11.7)	**(473.9)**		Repayments	**(473.9)**	(11.7)
58.8	**47.4**		Interest capitalised	**35.4**	56.3
464.0	**105.8**		Balance at 31 December 2002	**–**	438.5

The JCI Gold loan advanced by Western Areas was settled on the basis that Western Areas would distribute its entitlement to settlement of the JCI Gold loan to its shareholders as a payment in specie in terms of Section 90 of the Companies Act, out of the share premium account. This distribution took place during November 2002.

The JCI Gold loan advanced by Barnex to JCI during 2001 and 2002, bears interest at prime rate plus 1.5% and is secured by a reversionary pledge of 7.6 million Western Areas shares to Barnex. The repayment of the loan has been extended to 30 September 2003.

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		18.	**Inventories**		
			At cost		
5.7	**12.5**		– Gold-in-process	**12.5**	5.7
4.6	**24.9**		– Consumable stores	**24.9**	4.6
10.3	**37.4**			**37.4**	10.3
		19.	**Trade and other receivables**		
38.6	**54.1**		Trade and other	**49.7**	38.6
7.1	**–**		Recoverable corporate restructuring costs	**–**	7.1
45.7	**54.1**			**49.7**	45.7
		20.	**Cash and cash equivalents**		
43.8	**22.7**		Cash on hand, balances with banks and deposits on call	**21.9**	28.9
1 060.3	**53.7**		Escrow and CFC accounts (denominated in US Dollars)	**53.7**	1 060.3
1 104.1	**76.4**		Balance at 31 December 2002	**75.6**	1 089.2

The funds in the Escrow and CFC accounts relate to various accounts opened for purposes of managing cash in terms of the derivative transaction. These funds are subject to the requirements set out in the transaction agreements. The release of these funds is subject to the authorisation of the parties to the derivative transaction, that is, ensuring the funding of the Company's share of the development of South Deep.

Group 2001 Rm	Group 2002 Rm			Company 2002 Rm	Company 2001 Rm
		21.	**Shareholders' equity**		
			Ordinary shares		
			Authorised: 119 000 000 ordinary shares of R1 each		
105.4	**105.4**		Issued: 105 376 337 ordinary shares of R1 each	105.4	105.4
			Preference shares		
			Authorised: Variable rate preference shares 100 000 000 of 0.01 cent each		
		22.	**Post-retirement benefits**		
			22.1 Provision for post-retirement medical benefits		
14.6	**20.1**		Balance at 31 December 2001	**20.1**	14.6
5.5	**(13.7)**		Income Statement movement	**(13.7)**	5.5
20.1	**6.4**		Balance at 31 December 2002	**6.4**	20.1

The Company has a proportionate unfunded obligation to provide post-retirement medical benefits to certain of the South Deep retired employees.

In terms of an agreement with the retired employees, South Deep is required to contribute a fixed amount per retired employee per month for the next eight years.

Independent actuaries have evaluated the post-retirement medical obligation.

The value of the future obligation in the accounts is in terms of this actuarial valuation.

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group **2002 Rm**			Company **2002 Rm**	Company 2001 Rm
		22.	**Post-retirement benefits (continued)**		
			22.2 Pension and provident schemes		
			South Deep participates in a number of industry-based retirement plans for the benefit of its employees. All plans are defined contribution plans and are governed by the Pension Funds Act of 1956.		
		23.	**Provision for environmental rehabilitation**		
3.7	**9.5**		Balance at 31 December 2001	**9.5**	3.7
5.5	**5.5**		Decommissioning asset raised	**5.5**	5.5
0.3	**1.9**		Unwinding discount	**1.9**	0.3
9.5	**16.9**		Balance at 31 December 2002	**16.9**	9.5
			While the ultimate amount of rehabilitation costs to be incurred in the future is uncertain, the Company's share of the gross estimated rehabilitation cost for South Deep is R40 million. The present value of this liability, discounted at 5%, is R16.9 million. The discount rate represents an interest rate of 11% as represented by the current market yield on quality corporate bonds, adjusted for inflation, estimated at 6% per annum.		

Group 2001 Rm	Group 2002 Rm		Company 2002 Rm	Company 2001 Rm
		24. Deferred taxation		
371.3	**381.3**	Balance at 31 December 2001	**381.3**	371.3
10.0	**(204.6)**	Current year	**(204.6)**	10.0
10.0	**(34.6)**	Temporary differences	**(34.6)**	10.0
–	**(170.0)**	Computed tax loss	**(170.0)**	–
381.3	**176.7**	Balance at 31 December 2002	**176.7**	381.3
		Deferred mining tax liabilities and assets are made up as follows:		
		Deferred mining tax liabilities		
481.5	**389.0**	Depreciation and amortisation	**389.0**	481.5
–	**8.9**	Other balances	**8.9**	–
		Deferred mining tax assets		
–	**(170.0)**	Computed tax loss	**(170.0)**	–
(23.5)	**(11.2)**	Provisions	**(11.2)**	(23.5)
(76.7)	**(40.0)**	Option premiums	**(40.0)**	(76.7)
381.3	**176.7**	Net deferred mining tax liability	**176.7**	381.3

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

25. Employee benefit plans

Activities of the Western Areas Share Incentive Scheme were:

Western Areas Shares	Average price per share R	Ordinary shares millions
Allocated		
Balance at 31 December 2001		0.9
Distribution received	36.0	0.1
Balance at 31 December 2002		1.0

All participants exercised their options at 31 August 2001.

The total of 0.45 million Western Areas shares allocated to Mr J F Brownrigg, previously partly vested, vested at 31 December 2002, as a consequence of the corporate restructuring.

			Average price per share R	Ordinary shares millions
		Unallocated		
0.2		Balance at 31 December 2001		0.2
–	36.0	Distribution received	36.0	–
0.2		Balance at 31 December 2002		0.2

Group 2001 Rm	Group **2002 Rm**		Company **2002 Rm**	Company 2001 Rm
		26. Cash flow information		
		26.1 Cash(utilised in)/from operations		
53.7	**(461.8)**	(Loss)/profit before tax	**(502.8)**	33.1
		Adjustments for:		
57.1	**66.8**	Amortisation	**66.8**	57.1
(0.4)	**(0.9)**	Dividends received	**(0.9)**	(0.4)
5.5	**(13.7)**	Post-retirement medical funding	**(13.7)**	5.5
(88.7)	**(56.2)**	Net interest received	**(43.9)**	(84.0)
157.6	**366.2**	Net option premium payable and deferred option premium income and expense	**366.2**	157.6

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Group 2001 Rm	Group 2002 Rm		Company 2002 Rm	Company 2001 Rm
		26. Cash flow information (continued)		
		26.1 Cash(utilised in)/from operations (continued)		
(10.9)	–	Prior year option premium adjusted	–	(10.9)
(20.1)	–	Profit on disposal of subsidiary (Refer note 26.4)	–	–
(0.5)	–	Profit on disposal of mining assets	–	(0.5)
–	**(34.0)**	Profit on disposal of listed investments	–	–
(1.4)	–	Profit on disposal of other long-term assets	–	(1.4)
–	**(315.0)**	Exchange (gains)/losses	**(315.0)**	–
–	**19.5**	Provision against Randfontein loan	–	–
3.2	**0.1**	Other non-cash items	–	0.2
155.1	**(429.0)**		**(443.3)**	156.3
		Working capital changes		
0.9	**(8.4)**	Trade and other receivables	**(4.0)**	0.9
3.3	**(27.1)**	Inventories	**(27.1)**	(0.9)
(0.2)	**37.2**	Trade payables	**37.2**	6.1
159.1	**(427.3)**		**(437.2)**	162.4
		26.2 Interest received		
92.5	**58.2**	Interest received	**45.9**	87.8
		Interest capitalised on:		
(58.8)	**(47.4)**	– loan to JCI Gold Limited	**(35.4)**	(56.3)
(19.8)	–	– loan to Durban Roodepoort Deep, Limited	–	(19.8)
(0.9)	–	– corporate restructuring costs recoverable	–	(0.9)
13.0	**10.8**		**10.5**	10.8
		26.3 Taxation paid		
57.2	**(18.1)**	Amount (refundable)/unpaid at beginning of year	**(18.1)**	56.0
8.4	**6.8**	Current taxation	–	7.8
–	**12.6**	Prior year adjustment	**12.6**	–
18.1	**5.8**	Amount refundable at end of year	**5.5**	18.1
83.7	**7.1**		–	81.9

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

26. Cash flow information (continued)

26.4 Proceeds on disposal of subsidiary (continued)

During 2001 Barnex disposed of its entire holding in Barnex (IOM) Limited, the controlling company of Barnex (Prestea) Limited, situated in Ghana, to Golden Star Resources Limited ("GSR"). Barnex (Prestea) Limited was the holder of the Prestea Concession.

The purchase consideration was settled by the issue of 3.3 million shares in GSR to Barnex, a gold royalty on the first one million gold ounces produced by GSR from Prestea and Bogoso and 1.3 million warrants at an exercise price of US$0.70 per GSR common share. No value was placed on the gold royalty and warrants for accounting purposes.

The following assets and liabilities were disposed of:

	2001 Rm
Trade and other receivables	3.2
Trade and other payables	(6.2)
Net liability	(3.0)
Profit on disposal	20.1
	17.1
Shares received in GSR	(17.1)
Cash received	–

27. Related parties

Identity of related parties

Major shareholders are identified in the shareholders' information on page 100.

The subsidiary of the Group is identified in note 13.

The directors are listed in the directorate on page 50 and on the inside back cover.

Material related party tansactions

Loans to related party	– refer note 17
Interest received on loans to related party	– refer note 17
Directors' emoluments	– refer note 9 and directorate on page 52

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

	Company 2002 Rm	Company 2001 Rm
28. Commitments and contingent liabilities		
Capital expenditure commitments		
Contracts for capital expenditure	214.0	94.6
Authorised by the directors but not contracted for	449.0	813.6
Other commitments		
Leased office premises	5.1	6.5
	668.1	914.7

The capital expenditure commitments represent the Company's portion of the capital expenditure commitments of South Deep. The commitments net of future revenues will be financed out of the Company's own resources.

29. Geographic and segment information

No separate geographical or segmental information is presented as Western Areas is a gold mining company operating solely in South Africa.

30. Derivative structure

Reconciliation of derivative transaction balances	Balance – 31 December 2001	Movement per Income Statement 2002	Balance – 31 December 2002
Deferred option premium expense	**1 563.8**	**(415.0)**	**1 148.8**
Deferred option premium income	**(1 330.8)**	**321.1**	**(1 009.7)**
Option premium payable	**(1 588.0)**	**205.8**	**(1 382.2)**
– Exchange gain/(loss)		478.1	
– Present value adjustment		(272.3)	

The movement per the Income Statement consists of the movements on both the current hedge positions and the closed-out hedge positions for 2002.

Future amortisation – Deferred option expense/(income)	2003	2004 onwards
Deferred option premium expense	271.2	877.6
Deferred option premium income	(197.1)	(872.6)

A detailed description of the derivative structure has been included on pages 17 to 21 of the Operations Review.

NOTES TO THE FINANCIAL STATEMENTS *(continued)*

for the year-ended 31 December 2002

Open hedge position at 31 December 2002		**2003**	**2004**	**2005**	**2006**	**2007**
Dollar/Gold						
Put options bought						
Quantity	oz	203 748	210 396	215 232	204 516	205 572
Strike price	$/oz	278.20	268.20	278.20	288.20	288.20
Notional value	$m	56.7	56.4	59.9	58.9	59.2
Fair value	Rm	0.9	3.2	9.2	14.7	16.1
Call options bought						
Quantity	oz	73 344	87 396	89 400	84 948	85 392
Strike price	$/oz	278.70	288.70	298.70	308.70	323.70
Notional value	$m	20.4	25.2	26.7	26.2	27.6
Fair value	Rm	43.2	47.8	46.8	43.5	41.7
Call options sold						
Quantity	oz	(135 828)	(161 844)	(165 564)	(157 320)	(158 136)
Strike price	$/oz	278.70	268.70	278.70	288.70	288.70
Notional value	$m	(37.9)	(43.5)	(46.1)	(45.4)	(45.7)
Fair value	Rm	(48.0)	(67.6)	(64.8)	(59.0)	(63.6)
Call options sold						
Quantity	oz	(54 336)	(64 740)	(66 228)	(62 928)	(63 252)
Strike price	$/oz	288.70	303.70	318.70	333.70	348.70
Notional value	$m	(15.7)	(19.7)	(21.1)	(21.0)	(22.1)
Fair value	Rm	(59.6)	(74.0)	(70.4)	(63.9)	(66.5)
Call options sold						
Quantity	oz	(38 496)	(42 000)	(21 000)	–	–
Strike price	$/oz	310.00	310.00	310.00	–	–
Notional value	$m	(11.9)	(13.0)	(6.5)	–	–
Fair value	Rm	(13.2)	(17.1)	(9.4)	–	–
Option premium payable						
Notional value	$m	5.0	15.0	20.0	22.5	25.0
Fair value	Rm	(42.2)	(120.1)	(149.8)	(156.4)	(160.2)

2008	2009	2010	2011	2012	2013	2014	Total/ Average
214 224	209 436	213 960	200 436	205 920	205 056	98 166	2 386 662
288.20	293.20	303.20	313.20	313.20	323.20	333.20	295.58
61.7	61.4	64.9	62.8	64.5	66.3	32.7	708.0
17.2	18.3	21.5	22.3	21.2	23.2	12.4	180.2
88 980	87 000	88 872	83 256	85 536	85 188	40 776	980 088
333.70	348.70	358.70	373.70	398.70	413.70	428.70	342.92
29.7	30.3	31.9	31.1	34.1	35.2	17.5	341.8
44.3	42.7	44.9	41.7	40.4	39.7	18.1	494.8
(164 784)	(161 100)	(164 580)	(154 176)	(158 400)	(157 740)	(75 516)	(1 814 988)
288.70	293.70	303.70	313.70	313.70	323.70	333.70	296.28
(47.6)	(47.3)	(50.0)	(48.4)	(49.7)	(51.1)	(25.2)	(539.7)
(70.8)	(71.2)	(72.3)	(67.5)	(73.1)	(71.3)	(32.7)	(762.0)
(65 916)	(64 440)	(65 832)	(61 668)	(63 360)	(63 096)	(30 204)	(726 000)
363.70	378.70	393.70	408.70	423.70	438.70	453.70	368.10
(24.0)	(24.4)	(25.9)	(25.2)	(26.8)	(27.7)	(13.7)	(267.2)
(72.4)	(72.3)	(74.0)	(69.5)	(74.5)	(73.0)	(33.5)	(803.5)
–	–	–	–	–	–	–	(101 496)
–	–	–	–	–	–	–	310.00
–	–	–	–	–	–	–	(31.5)
–	–	–	–	–	–	–	(39.7)
25.0	25.0	25.0	25.0	25.0	25.0	12.5	250.0
(147.1)	(134.6)	(123.0)	(112.0)	(101.6)	(92.2)	(43.0)	(1 382.2)

31. Risk management

Derivative instruments

During the year under review, derivative instruments utilised included commodity call options bought and sold and put options bought (US Dollar denominated). Although complying with the accounting standard AC125 in terms of disclosure, the Company has not yet implemented AC133, which is effective for financial years commencing on or after 1 July 2002.

Hedging activities – Risks

The Company makes use of various derivative instruments to hedge its exposure to market risks such as movements in the gold price, exchange and interest rates. These instruments entered into are intended as hedges for the planned future production of the mine.

The type and extent of derivative instruments used for hedging market risks are subject to a formal approval framework approved by the Company's board. The framework restricts the extent in terms of value, time and type of derivative instrument which can be used by the hedging committee. Hedging in excess of the limits requires formal board approval.

It is the policy of the Company's board that the hedge positions be managed on an on-going basis. This is in accordance with the dynamic environment within which the Company operates, where the appropriateness of the hedge positions are under constant review.

The objectives of the hedging programme can be summed up as follows:

- To control the risks and rewards associated with the management of the financial assets and liabilities of the Company
- To manage the exposure to financial markets
- To secure future cash flows, compliance with debt covenants and to ensure a minimum return on assets

Market risks

Price risk

A declining gold price adversely impacts on the cash flows of the Company, reducing both current profitability and the sustainability of future production. The Company hedges to the extent deemed prudent to mitigate the adverse consequences of gold price movements.

Foreign exchange risk

As a Rand based company which is required by South African Reserve Bank regulations to convert Dollar proceeds to Rands, and with costs primarily incurred in Rands, an exposure to adverse movements of the exchange rate affects the Company's cash flow and consequently its profitability. Hedging of Dollar flows is dependent on future cash flow requirements, regulatory requirements and prevailing market conditions.

Interest rate risk

Interest rate exposure arises from several aspects of the Company's activities, namely the investment of funds surplus to current requirements, borrowings to meet short falls in current cash flows, and the impact international interest rate differentials have on the Company's hedging activities. Managing interest rate risks has a direct bearing on the returns achieved on the assets of the Company.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The fair value of derivatives generally reflects the estimated amounts that the Company would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealised gains or losses of open contracts. Where dealer quotes are not available, option pricing models are used.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments outstanding at 31 December 2002. The carrying amounts in the table are included in the balance sheet under the indicated captions, except for hedging instruments, which are off-balance sheet financial instruments.

	31 December 2002	
	Carrying amount Rm	Fair value Rm
Financial assets		
Listed investments	61.5	174.3
Other long-term assets (excluding rehabilitation trust fund)	20.1	20.1
Trade and other receivables	55.2	55.2
Cash and cash equivalents	75.6	75.6
Off-balance sheet derivatives	–	675.0
	212.4	1 000.2
Financial liabilities		
Provision for post-retirement medical benefits	6.4	6.4
Option premium payable	1 382.2	1 382.2
Trade payables	124.9	124.9
Off-balance sheet derivatives	–	1 605.2
	1 513.5	3 118.7

The following methods and assumptions were used to estimate the fair value of financial instruments:

Listed investments
The fair value was determined using market prices as at 31 December 2002.

Other long-term assets
The carrying amounts of other long-term assets approximate fair values.

Cash and cash equivalents, receivables and trade payables
The carrying amounts approximate fair values because of the short maturity of these instruments.

Provision for post-retirement medical benefits
The carrying amount approximates fair value as the provision for post-retirement medical benefits is based on actuarial calculations.

Option premiums payable
The carrying amount approximates fair value as these are reflected at present value determined by reference to market rates.

Derivative instruments
The fair value of derivative instruments have been determined by reference to market rates.

SOUTH DEEP INFORMATION

Western Areas' share of the revenue, expenses, assets, liabilities and cash flow of South Deep are as follows:

ABRIDGED INCOME STATEMENT

	2002 Rm	2001 Rm
Gold revenue	629.7	414.2
Costs and other expenses	(452.2)	(340.3)
Operating profit from gold	177.5	73.9
Net interest received	0.9	1.6
Other income	12.8	1.4
Administration and other expenditure	-	(0.5)
Operating profit for the year	191.2	76.4
ABRIDGED BALANCE SHEET		
Assets		
Non-current assets		
Mining assets	2 727.6	2 344.9
Other long-term assets	5.2	3.5
	2 732.8	2 348.4
Current assets		
Inventories	37.4	10.3
Trade and other receivables	28.4	24.7
Cash and cash equivalents	1.8	2.6
	67.6	37.6
Total assets	2 800.4	2 386.0
Liabilities and partner contributions	2 663.6	2 278.3
Non-current liabilities		
Provision for post-retirement medical benefits	6.4	20.1
Provision for environmental rehabilitation	16.9	9.5
	23.3	29.6
Current liabilities		
Trade payables	113.5	78.1
Total liabilities and partner contributions	2 800.4	2 386.0
ABRIDGED CASH FLOW STATEMENT		
Net cash generated by operating activities	229.6	122.3
Net cash expended on investment activities	(434.1)	(283.3)
Net cash generated by financing activities	203.7	164.1
Net cash generated	(0.8)	3.1
Cash at beginning of period	2.6	2.1
Cash at end of period	1.8	2.6

WESTERN AREAS US$ TRANSLATION OF CONVENIENCE

The translated Income Statement, Balance Sheet and Cash Flow Statement are provided as supplementary information to facilitate international investors' understanding of the Company's financial results.

INCOME STATEMENT

for the year ended 31 December 2002

	Company	
	2002 US$m	2001 US$m
Gold revenue	**56.9**	49.5
Costs and other expenses	**(44.7)**	(39.9)
Operating profit from gold	**12.2**	9.6
Net interest received	**4.2**	9.7
Other income	**0.5**	0.5
Administration and other expenditure	**(4.5)**	(5.9)
Operating profit before derivative transactions	**12.4**	13.9
Net amortised premiums on put and call options	**(34.9)**	(2.8)
Exchange gain/(loss)	**30.1**	(3.3)
Profit before non-recurring costs	**7.6**	7.8
Hedge position closure costs	**(56.5)**	–
Non-recurring income/(costs)	**1.0**	(4.0)
(Loss)/profit before taxation	**(47.9)**	3.8
Taxation	**18.3**	(2.1)
Normal	**(1.2)**	(0.9)
Deferred	**19.5**	(1.2)
(Loss)/profit for the year	**(29.6)**	1.7

Note: The following exchange rates were used in the translation to US$ financial statements:

1. Income, expensed and cash flows at the average exchange rate of R10.4808 (2001: R8.6425) to the US$
2. Hedge position closure costs stated at the actual exchange rate of the transaction.

WESTERN AREAS US$ TRANSLATION OF CONVENIENCE

BALANCE SHEET
as at 31 December 2002

	Company	
	2002	2001
	US$m	US$m
Assets		
Non-current assets		
Mining assets	**332.6**	210.8
Investment in subsidiary	**14.4**	10.5
Listed investments	**7.1**	9.7
Deferred option premium expense	**132.2**	130.6
Other long-term assets	**2.9**	2.1
	489.2	363.7
Current assets		
Loan to JCI Gold Limited	**–**	36.6
Inventories	**4.3**	0.9
Trade and other receivables	**6.3**	5.3
Cash and cash equivalents	**8.7**	91.0
	19.3	133.8
Total assets	**508.5**	497.5
Equity and liabilities		
Capital reserves		
Shareholders' equity	**196.0**	212.0
Non-current liabilities		
Provision for post-retirement medical benefits	**0.7**	1.6
Provision for environmental rehabilitation	**1.9**	0.8
Option premium payable	**159.0**	132.7
Deferred option premium income	**116.2**	111.2
Deferred taxation	**20.3**	31.9
	298.1	278.2
Current liabilities		
Trade payables	**14.4**	7.3
Total equity and liabilities	**508.5**	497.5

Note: Assets, liabilities and equity items are translated at the closing rate of R8.691 (2001: R11.97) to the US$.

WESTERN AREAS US$ TRANSLATION OF CONVENIENCE

CASH FLOW STATEMENT

for the year-ended 31 December 2002

	Company	
	2002	2001
	US$m	US$m
Cash flow (utilised in)/from operating activities		
Cash(utilised in)/from operations	**(41.7)**	18.8
Interest received	**1.0**	1.5
Interest paid	**-**	(0.4)
Dividends received	**0.1**	-
Taxation paid	**-**	(9.5)
	(40.6)	10.4
Cash flow (utilised in)/from activities		
Additions to mining assets	**(41.1)**	(45.3)
Proceeds on disposal of mining assets	**0.2**	0.4
Increase in investment in subsidiary	**-**	-
Net (increase)/decrease in other long-term assets	**(0.1)**	2.4
Repayment of loan by JCI Gold Limited	**0.5**	1.4
Advances to JCI Gold Limited/Durban Roodepoort Deep, Limited	**-**	(8.2)
Repayment of loan by Durban Roodepoort Deep, Limited	**-**	3.8
	(40.5)	(45.5)
Cash flow (utilised in)/from finance activities		
Exchange (loss)/gain	**-**	-
Option premiums received	**-**	112.5
Option premiums paid	**-**	(8.3)
	-	104.2
Net (decrease)/increase in cash and cash equivalents	**(81.1)**	69.1
At beginning of year	**91.0**	32.2
Translation adjustment	**(1.2)**	(10.3)
At end of year	**8.7**	91.0

Note: The following exchange rates were used in the translation to US$ financial statements:

1. Income, expensed and cash flows at the average exchange rate of R10.4808 (2001: R8.6425)
2. Assets, liabilities and equity items at the closing rate of R8.691 (2001: R11.97) to the US$
3. Hedge position closure costs stated at the actual exchange rate of the translation

SHAREHOLDERS' INFORMATION

MAJOR SHAREHOLDERS

At 31 December 2002, the register of shareholders indicated block holdings of 5% or more in the share capital of the Company as follows:

	2002 %	2001 %
Anglo South Africa Capital (Pty) Limited	**17.2**	13.4
SCMB Custody Account	**15.6**	14.4
JCI Gold Limited*	**13.5**	8.6
Nedcor Nominee Holdings	**13.0**	–
Ferbros Nominees (Pty) Limited	**8.1**	8.8
First National Nominees (Pty) Limited	**8.1**	6.0
ABSA Nominees (Pty) Limited	**5.3**	–

*JCI Gold owns 36.1% of Western Areas, directly and indirectly through nominees/custody accounts.

ANALYSIS OF SHAREHOLDERS	Holders	% of shareholders
1 – 1 000	**3 447**	75.77
1 001 – 10 000	**800**	17.59
10 001 – 100 000	**197**	4.33
100 001 – over	**105**	2.31
Total	4 549	**100**
Category:		
Control accounts	**2**	0.04
Nominee companies or trusts	**42**	0.92
Proprietary companies	**31**	0.68
Close corporations	**11**	0.24
Limited companies and investment companies	**13**	0.29
Individuals	**4 169**	91.65
Others	**281**	6.18
Total	4 549	**100**

	2002		
SHAREHOLDER SPREAD	Holders	Number of shares	% of share capital
Public shareholders	**4 541**	**45 954 374**	**43.61**
Non-public shareholders:	**8**	**59 421 963**	**56.39**
Directors	**4**	**2 255 095**	**2.14**
Entities with an interest, direct or indirect, of 10% or more	**2**	**56 165 588**	**53.30**
Shares in S.I.T. allocated to directors	**2**	**1 001 280**	**0.95**
Total	**4 549**	**105 376 337**	**100.00**

GLOSSARY OF TERMS

Attributable Ounces
Number of ounces calculated on the basis of the participation interest held in South Deep and the First Charge, being 50.875% of the total ounces in the case of Western Areas where annual production equals, or is less than one million ounces.

Capital Expenditure
Total capital expenditure on mining assets to both maintain and expand operations.

Cash Operating Costs
Cash operating costs include site costs for all mining, processing and administration, as well as contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Conversion
Conversion of Rands to US$ and the US$ to Rands takes place at the 31 December 2002 year end conversion rate of R8.691

Destress Mining
The conventional mining required to create the destress window required to facilitate trackless mining. This is usually conducted on the lowermost economically viable reef horizon of the Upper Elsburgs.

Effective Tax Rate
Current and deferred taxation as a percentage of profit on ordinary activities before taxation.

Frequency Rate
Used in the context of injuries sustained, and is based on 200 000 hours, where the latter is historically the average number of hours worked by 100 people in one year.

Gold declared
Kilograms or ounces of gold sold after adjustment for the gold work-in-progress.

Gold produced
Kilograms or ounces of gold extracted before adjustment for the gold work-in-progress.

Indicated Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource, but has a higher level of confidence than that applying to an Inferred Mineral Resource. An Indicated Mineral Resource requires that the nature, quality, amount and distribution of data are such as to allow the Competent Person to confidently interpret the geological framework and to assume geological continuity of mineralisation. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability.

GLOSSARY OF TERMS (continued)

Life of Mine
Number of years that the operation is planning to mine and treat ore, and is taken from the current mine plan.

Lost Time Injuries
Lost time injuries are defined as work-related incidents that cause a worker to require time off from work, including the current shift and at least one additional scheduled shift.

Market Capitalisation
Number of ordinary shares in issue at close of business on 31 December multiplied by the closing share price as quoted on the JSE Securities Exchange South Africa.

Measured Mineral Resource
Is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as underground workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity. A Measured Mineral Resource requires that the nature, quality, amount and distribution of data are such as to leave no reasonable doubt in the opinion of the Competent Person that the tonnage and grade of the mineralisation can be estimated to within close limits and that any variation within these limits would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and the controls of the mineral deposit. Confidence in the estimate is sufficient to allow the appropriate application of technical and economic parameters and to enable an evaluation of economic viability with a high level of confidence.

Medical Aid Injuries
Medical aid injuries as occupational work-related injuries that require attention by a medical professional, but which do not result in lost time.

Mineral Reserve
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are subdivided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserves. Mineral Reserves are those portions of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Competent Person making the estimates, can be the basis of a viable project after taking account of all relevant metallurgical, marketing, environmental, legal, social and governmental factors ('the modifying factors'). Mineral Reserves are reported as inclusive of marginally economic material and diluting material delivered for treatment or dispatched from the mine without treatment.

GLOSSARY OF TERMS (continued)

Mineral Resource

Is a concentration of material of economic interest in or on the Earth's crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well-constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured Categories.

Ounces (troy)

Used in imperial statistics. A kilogram is equal to 32.1507 ounces.

Probable Mineral Reserve

Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Proved Mineral Reserve

Is the economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Total Production Costs

Total cash costs including amortisation, rehabilitation, retrenchment and other non-cash costs. Corporate administration, capital and exploration costs are excluded.

Trackless Mining

The application of mechanised mining methodologies to the extraction of ore in wide bulk mining (as opposed to narrow conventional) stopes.

Year 2000 ORU Model

The first geological model established by the Joint Venture on which basis Mineral Resources and Reserves were estimated. Subsequent estimates have been derived on the basis of mineral depletions.

Yield

The gold grade expressed in grams per tonne after having applied mine call for and plant recovery factors.

GLOSSARY OF TERMS (continued)

Abbreviations

Capex	Capital Expenditure
FIFR	Fatal Injury Frequency Rate per 200 000 hours worked
g/TEC	Grams of gold per Total Employee Complement (monthly average)
kg	Kilograms
LOM	Life of Mine
LTIFR	Lost Time Injury Frequency Rate per 200 000 hours worked. Any occupational injury/illness that is of such a serious nature that it results in at least a full calendar day away from work. It does not include time travelling off-site for injury diagnosis
m	million
Mt	Million tonnes or tons
Moz	Million ounces
Mw	Megawatts
oz	Ounces (troy)
R	South African Rands
SLFR	Shifts Lost Frequency Rate per 200 000 hours worked
t	Tons (short) or tonnes (metric)
tpm	Tonnes per month
VCR	Ventersdorp Contact Reef
$	United States Dollars

NOTICE TO MEMBERS

ANNUAL GENERAL MEETING

The forty-third Annual General Meeting of shareholders of Western Areas Limited will be held in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, on Wednesday, 23 July 2003 at 10h00 for the following purposes:

ORDINARY BUSINESS

1. To consider and adopt the audited annual financial statements for the period ended 31 December 2002.

2. To elect directors in place of Messrs M A Barnes, J C Lamprecht, A A McGregor and W A Nairn who retire in accordance with the provisions of the Company's Articles of Association but, being eligible, have offered themselves for re-election.

3. To re-appoint KPMG Inc. as auditors until conclusion of the next Annual General Meeting.

SPECIAL BUSINESS

In addition, members will be requested to consider and, if approved, to pass the following special resolution:

4. **SPECIAL RESOLUTION NUMBER 1**

   Repurchase by the Company of its shares:

   "**RESOLVED that**, the Company or any of its subsidiaries, are hereby authorised as a general approval given in terms of Section 85(2) and 89 of the Act, to acquire shares issued by the Company upon such terms and conditions and in such amounts as the directors may from time to time decide, but subject to the provisions of the Act and the Listings Requirements of the JSE Securities Exchange South Africa ("the JSE") which currently stipulate that:

   - any such acquisition of ordinary shares shall be implemented on the open market of the JSE
   - this general authority shall only be valid until the Company's next Annual General Meeting provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this Special Resolution
   - a paid press announcement will be published as soon as the Company has acquired ordinary shares constituting, on a cumulative basis, 3% (three per cent) of the number of ordinary shares in issue, at the time of passing of this Special Resolution, which announcement shall contain full details of such acquisitions
   - acquisitions of ordinary shares by the Company in terms of this general authority in the aggregate in any one financial year may not exceed 20% (twenty per cent) of the Company's issued ordinary share capital nor may any subsidiary hold more than 10% of the Company's issued share capital at any one time
   - in determining the price at which ordinary shares issued by the Company are acquired in terms of this general authority, the maximum price at which such ordinary shares may be acquired may not be greater than 10% (ten per cent) above the weighted average of the market price at which such ordinary shares traded on the JSE over the 5 (five) business days immediately preceding the date on which the transaction is agreed.

   Although no such repurchases are currently being considered, the general authority to repurchase the Company's shares will be acted upon within the parameters laid down by the JSE, as and when the directors deem it to be appropriate. After considering the effect of a general repurchase within these parameters, the directors are of the view that for a period of at least twelve months after the date of this notice:

   - the Company and the Group will be able in the ordinary course of business to pay their debts
   - the assets of the Company and the Group will be in excess of the liabilities of the Company and the Group
   - the ordinary capital and reserves of the Company and Group will be adequate for the purposes of the Company's and the Group's business respectively
   - the working capital of the Company and the Group will be adequate for their requirements."

4. **SPECIAL RESOLUTION NUMBER 1 (continued)**

   The reason for this Special Resolution is to grant a general approval in terms of the Act and the Listings Requirements of the JSE for the acquisition by the Company or its subsidiaries of shares issued by the Company, subject to statutory and regulatory limitations and controls.

   The effect of this Special Resolution is to enable the Company and/or a subsidiary, by way of a general approval, to repurchase up to a maximum of 20% of its share capital in any one financial year; such authority is to remain valid until the Company's next Annual General Meeting, but not beyond the period of 15 (fifteen) months after the date of this resolution.

5. To transact such other business as may be transacted at an Annual General Meeting.

VOTING AND PROXIES

A member entitled to attend and vote at the Annual General Meeting may appoint one or more proxies to attend, speak, and vote in his or her stead. A proxy need not be a member of the Company. A form of proxy as well as voting instruction form accompany this notice. Duly completed proxy forms must be deposited at the office of the South African Registrars or at the office of the United Kingdom Registrar not less than 48 hours before the time appointed for the holding of the meeting.

Members who have already dematerialised their shares in the Company may use the enclosed voting instruction form for the purpose of advising their Central Securities Depository Participant ("CSDP") or broker of their voting instructions. Members should contact their CSDP or broker with regard to the cut off time for lodging of voting instruction forms. If, however, such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

BY ORDER OF THE BOARD

P B BEALE
Company Secretary

Johannesburg
27 June 2003

motiv
Printed by Ince (Pty) Ltd

FORM OF PROXY

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1959/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "the Company"

ONLY FOR USE BY CERTIFICATED MEMBERS

This proxy form is not for use by members who have already dematerialised their Western Areas shares. Such members must use the attached voting instruction form.

For completion by certificated members of Western Areas unable to attend the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 23 July 2003 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg, South Africa.

I/We of

(Name in block letters please)
Telephone: (work) Telephone: (home)

(area code and number) (area code and number)
being a member of Western Areas and entitled to votes
hereby appoint of

or failing him/her of

or failing him/her the Chairman of the meeting as my/our proxy to attend and speak for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on Wednesday, 23 July 2003 at 10h00 and at any adjournment thereof and to vote or abstain from voting as indicated on the resolutions to be considered at the said meeting:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. To adopt the audited annual financial statements for the year ended 31 December 2002			
2. (a) To re-elect Mr. M A Barnes as a director of the Company			
(b) To re-elect Mr. J C Lamprecht as a director of the Company			
(c) To re-elect Mr. A A McGregor as a director of the Company			
(d) To re-elect Mr. W A Nairn as a director of the Company			
3. To re-appoint KPMG Inc. as auditors until conclusion of the next Annual General Meeting			
SPECIAL BUSINESS **4. SPECIAL RESOLUTION NUMBER 1** Repurchase by the Company of its shares			
5 To transact such other business as may be transacted at an Annual General Meeting			

Note: Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given the proxy will vote or abstain at his discretion.

Any member of the Company entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his stead. A proxy need not be a member of the Company.

Every person present and entitled to vote at the Annual General Meeting shall, on a show of hands, have one vote only, but in the event of a poll, every share shall have one vote.

Please read the notes appearing on the reverse hereof.

Signed at on 2003

Name in block letters Signature Assisted by me

Full name(s) of signatory/ies if signing in a representative capacity (see note 6).
(Name in block letters please)


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INSTRUCTIONS FOR SIGNING AND LODGING THIS FORM OF PROXY

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space(s) provided, with or without deleting the words "the Chairman of the meeting", but any such deletion must be signed in full by the shareholder. The person whose name appears first on the form of proxy and has not been deleted and who is present at the Annual General Meeting will be entitled to act as proxy to the exclusion of those whose names follow. In the event that no names are indicated, the proxy shall be exercised by the Chairman of the Annual General Meeting.
2. A shareholder's instructions to the proxy must be indicated by the insertion of an "X" in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the Annual General Meeting as he/she deems fit in respect of all the shareholder's votes exercisable thereat. Where the proxy is the Chairman, such failure shall be deemed to authorise the Chairman to vote in favour of the resolutions to be considered at the Annual General Meeting in respect of all the shareholder's votes exercisable thereat.
3. In order to be effective, completed proxy forms must reach the Company's South African Registrars, Johannesburg, not less than 48 hours before the time appointed for the holding of the meeting, or the offices of the United Kingdom Registrars not less than 48 hours before the time appointed for the holding of the meeting.
4. The completion and lodging of this form of proxy shall in no way preclude the shareholder from attending, speaking and voting in person at the Annual General Meeting to the exclusion of any proxy appointed in terms hereof.
5. Should this form of proxy not be completed and/or received in accordance with these notes, the Chairman may accept or reject it, provided that in respect of its acceptance the Chairman is satisfied as to the manner in which the shareholder wishes to vote.
6. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as a power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by the Company's Registrars or waived by the Chairman of the Annual General Meeting.
7. The Chairman shall be entitled to decline to accept the authority of a person signing the proxy form:

   (a) under a power of attorney
   (b) on behalf of a company

   unless that person's power of attorney or authority is deposited at the offices of the Company's South African or United Kingdom Registrars not less than 48 hours before the meeting.
8. Where shares are held jointly, all joint holders are required to sign the form of proxy.
9. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Company's South African or United Kingdom Registrars.
10. Any alteration or correction made to this form of proxy must be signed in full and not initialled by the signatory/ies.
11. On a show of hands, every shareholder present in person or represented by proxy shall have only one vote, irrespective of the number of shares he/she holds or represents.
12. On a poll, every shareholder present in person or represented by proxy shall have one vote for every share held by such shareholder.
13. A resolution put to vote shall be decided by a show of hands, unless before or on the declaration of the results of the show of hands, a poll shall be demanded by any person entitled to vote at the Annual General Meeting.

Office of the South African Registrars:
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone: +27 11 370-5000
Facsimile: +27 11 370-5271/2

Office of the United Kingdom Registrars:
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: + 0870 162 3100
Facsimile: + 0208 639 2342

VOTING INSTRUCTION FORM

WESTERN AREAS LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1959/003209/06
JSE Share Code: WAR ISIN: ZAE 000016549
"Western Areas" or "the Company"

ONLY FOR USE BY MEMBERS WHO HAVE DEMATERIALISED THEIR WESTERN AREAS SHARES THROUGH STRATE

For use in respect of the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 23 July 2003 in the Auditorium, Ground Floor, 28 Harrison Street, Johannesburg.

Members who have already dematerialised their Western Areas shares may use this form to advise their CSDP or broker of their voting instructions on the proposed resolutions in the spaces provided below. However, should such members wish to attend the Annual General Meeting in person, then they will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and their CSDP or broker.

I/We of

(Name in block letters please)

being a member(s) of the Company who has/have dematerialised my/our shares in Western Areas do hereby indicate in the spaces provided below to my/our CSDP/broker my/our voting instructions on the resolutions to be proposed at the Annual General Meeting of the Company to be held at 10h00 on Wednesday, 23 July 2003.

Voting instruction:

ORDINARY BUSINESS	FOR	AGAINST	ABSTAIN
1. To adopt the audited annual financial statements for the year ended 31 December 2002			
2. (a) To re-elect Mr. M A Barnes as a director of the Company			
(b) To re-elect Mr. J C Lamprecht as a director of the Company			
(c) To re-elect Mr. A A McGregor as a director of the Company			
(d) To re-elect Mr. W A Nairn as a director of the Company			
3. To re-appoint KPMG Inc. as auditors until conclusion of the next Annual General Meeting			
SPECIAL BUSINESS **4. SPECIAL RESOLUTION NUMBER 1** Repurchase by the Company of its shares			
5 To transact such other business as may be transacted at an Annual General Meeting			

Notes:

1. Please indicate with an "X" in the spaces above how you wish your votes to be cast. If no indication is given, the proxy will vote or abstain at his discretion.
2. All the votes need not be exercised neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
3. Any alteration or correction made to this voting instruction form must be signed in full by the signatory/ies.
4. When there are joint holders of shares, all joint holders must sign the voting instruction form.
5. Completed voting instruction forms should be forwarded to the CSDP or broker through whom the Western Areas shares have been dematerialised. Members should contact their CSDP or broker with regard to the cut-off time for lodging of voting instruction forms.
6. This voting instruction form is only for use by members with dematerialised shareholdings via STRATE.

Signed at on 2003

Name in block letters Signature Assisted by me

Full name(s) of signatory/ies if signing in a representative capacity (see note 6.)
(Name in block letters please)


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ADMINISTRATION AND CORPORATE INFORMATION

DIRECTORS
Roger Ainsley Ralph Kebble
Non-Executive Chairman * •
Roger Brett Kebble
Chief Executive Officer •
Mark Angus Barnes
Non-Executive Director •
John Fox Brownrigg (resigned 7 March 2003)
Managing Director
John Chris Lamprecht
Financial Director •
Vaughan Grantland Bray
Non-Executive Director *† •
Charles Henry Delacour Cornwall
Non-Executive Director *† •
Alan Alexander McGregor
Non-Executive Director *†
William Alan Nairn
Non-Executive Director
Sello Mashao Rasethaba
Non-Executive Director *† •
Vincent Patrick Uren
Non-Executive Director
David Duncan Barber
(Alternate Director)
Jacqueline Thomas
(Alternate Director)
George William Poole
(Alternate Director) •

* Members of Audit Committee
† Members of Remuneration Committee
• Executive Committee

REGISTERED OFFICE AND COMPANY SECRETARY
P B Beale
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)
Telephone: +27 11 688-5011
Facsimile: +27 11 834-9195

TRANSFER SECRETARIES – SOUTH AFRICA
Computershare Investor Services Limited
70 Marshall Street
Johannesburg, 2001
(PO Box 1053, Johannesburg, 2000)
Telephone: +27 11 370-5000
Facsimile: +27 11 370-5271/2

LONDON SECRETARIES
JCI (London) Limited
6 St James's Place
London SW1A 1NP
Telephone: + 020 7491-1889
Facsimile: + 020 7491-1989

UNITED KINGDOM REGISTRARS
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent
BR3 4TU
Telephone: + 0870 162 3100
Facsimile: + 020 8639 2342

AUDITORS
KPMG Inc.
KPMG Crescent
85 Empire Road
Parktown, 2193

ATTORNEYS
Taback and Associates (Proprietary) Limited
1st Floor, 21 West Street
Houghton, 2198

PRINCIPAL BANKERS
Citibank, N.A.
(a member of Citigroup)
145 West Street
Sandown
Sandton, 2196

SPONSOR
Sasfin Bank Limited
(appointed as Sponsor 1 May 2003)
Sasfin Place
13 – 15 Scott Street
Waverley, 2090

CORPORATE ADVISOR
Corpcapital Corporate Finance
(a division of Corpcapital Investments
(Proprietary) Limited)
(resigned as Sponsor 7 April 2003)
2 Arnold Road
Rosebank, 2196

INVESTOR RELATIONS
Contact person: George Poole
Telephone: +27 11 688-5012
Facsimile: +27 11 836-3757
e-mail: gpoole@jci.co.za
28 Harrison Street
Johannesburg, 2001
(PO Box 61719, Marshalltown, 2107)

WEBSITE
www.westernareas.co.za